Exhibit 99.1

Itaú Unibanco Holding S.A.

Risk and Capital Management

Pillar 3

3rd quarter of 2016

Risk and Capital Management – Pillar 3

OBJECTIVE		2

KEY INDICATORS		2

1	RISK AND CAPITAL MANAGEMENT	3
1.1	Organizational Structure	3
1.2	Risk and Capital Governance	4
1.3	Risk Culture	4

2	CAPITAL	5
2.1	Capital Management	5
2.2	Capital Requirements in Place and in Progress	5
2.3	Capital Composition	7
2.4	Risk-Weighted Asset (RWA)	9
	Risk-Weighted Assets for Credit Risk (RWACPAD)	9
	Risk-Weighted Assets for Market Risk (RWAMINT)	10
	Risk-Weighted Assets for Operational Risk (RWAOPAD)	10
2.5	Additional Common Equity Tier I	11
2.6	Capital Adequacy	12
2.7	Leverage Ratio	14

3	BALANCE SHEET	15
	Balance Sheet	15
	Institutions that comprises the Financial Statements of Itaú Unibanco Holding	17
	Material entities	19

4	INVESTMENTS IN OTHER ENTITIES	20
4.1	Investments in other entities not classified in the trading book	20

5	CREDIT RISK	21
5.1	Framework and Treatment	21
5.2	Credit Portfolio Analysis	23
	Operations with Credit Granting Characteristics by Brazil Geographic Regions and by Countries	23
	Operations with Credit Granting Characteristics by Economic Sector	24
	Remaining maturity of loan transactions	25
	Concentration on the Major Debtors	25
	Overdue Amounts	26
	Allowance for Loan Losses	26
	Mitigating Instruments	27
	Counterparty Credit Risk	28
	Acquisitions, Sale or Transfer of Financial Assets	29
	Operations of Securitization	30
	Credit Derivatives	31

6	MARKET RISK	32
6.1	Framework and Treatment	32
6.2	Portfolio Analysis	35
	Interest rate risk in the non-trading book	35
	Evolution of the Trading Portfolio	36
	Evolution of the Derivatives Portfolio	36
	VaR - Consolidated Itaú Unibanco	37
	VaR and Stresses VaR Internal Model – Regulatory Portfolio	38
	Stress Testing	39
	Backtesting	39
	Pricing of Financial Instruments	39

Itaú Unibanco

Risk and Capital Management – Pillar 3

7	OPERATIONAL RISK	40
7.1	Framework and Treatment	40
7.2	Crisis Management and Business Continuity	41
7.3	Independent Validation of Risk Models	42

8	LIQUIDITY RISK	43
8.1	Framework and Treatment	43
8.2	Liquidity Coverage Ratio (LCR)	44
8.3	Primary Sources of Funding	46

9	OTHER RISKS	47
	Insurance products, pension plans and premium bonds risks	47
	Social and Environmental Risk	47
	Regulatory Risk	48
	Model Risk	48
	Country Risk	48
	Business and Strategy Risk	49
	Reputational Risk	49

10	ENTERPRISE RISK MANAGEMENT AND ALIGNMENT OF INCENTIVES	51
	Risk Appetite	51
	Stress Test	51
	Risk-adjusted Compensation	52

11	APPENDIX I	53

12	GLOSSARIES	56
12.1	Glossary of Acronyms	56
12.2	Glossary of Norms	58

Itaú Unibanco

Risk and Capital Management – Pillar 3

Objective

This document aims at submitting Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Circular 3,678 and subsequent amendments, which address the disclosure of information on risks management, calculation of risk-weighted assets (RWA), and calculation of the Referential Equity (PR), consistently with the capital rules and in accordance with Itaú Unibanco’s institutional standards.

For other information than the contained on this document, please visit http://www.itau.com.br/investor-relations.

Key indicators

Itaú Unibanco’s risk and capital management focuses on maintaining the institution’s risk profile in line with the risk strategy and guidelines approved by the Board of Directors. The main metrics of the Prudential Conglomerate, on September 30, 2016, are summarized below.

Common Equity Tier I Ratio	Tier I Ratio	BIS Ratio
15.7%	15.8%	19.0%
June 30, 2016: 14.8%	June 30, 2016: 14.9%	June 30, 2016: 18.1%

Common Equity Tier I	Tier I	Referential Equity
R$ 115,364 million	R$ 115,936 million	R$ 139,557 million
June 30, 2016: R$ 111,464 million	June 30, 2016: R$ 112,149 million	June 30, 2016: R$ 135,835 million

RWA	Credit Risk Exposure
R$ 735,921 million	R$ 673,405 million
June 30, 2016: R$ 752,120 million	June 30, 2016: R$ 690,963 million

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Itaú Unibanco

Risk and Capital Management – Pillar 3

1	Risk and Capital Management

Itaú Unibanco understands risk and capital management as essential to optimize the use of resources and to select the best business opportunities, seeking to maximize value creation for its shareholders.

The Risk Management process at Itaú Unibanco:

•	Identifies and measures existing and potential risks to Itaú Unibanco’s positions;
•	Aligns risk management and control institutional policies, procedures and methodologies with the directives from, and approved by, the Board of Directors;
•	Seeks the best risk-return ratios for Itaú Unibanco’s portfolio management.

The risk identification process purpose is to map internal and external risk threats that may affect the business’ and support units’ strategies, potentially impacting Itaú Unibanco’s results, capital, liquidity and reputation.

The risk management processes permeate the entire institution and are aligned with the Board of Directors and the Senior Management directives, which define the overall objectives by setting targets and limits for business units through its corporate bodies. The capital management and control units support Itaú Unibanco’s management through monitoring and analyzing risk and capital processes.

In compliance with National Monetary Council (CMN) Resolution 3,988 and subsequent amendments, which governs the implementation of a capital management structure, BACEN Circular 3,547, which sets forth procedures and parameters for the Internal Capital Adequacy Assessment Process (ICAAP) and BACEN Circular Letter 3,774, which describes the model for the ICAAP report, Itaú Unibanco has implemented its capital management structure and its ICAAP, taking a prospective stance in relation to capital management.

1.1	Organizational Structure

Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices. Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely:

•	in the first line of defense, the business and corporate support areas to have the role of managing the risks they themselves give rise to, by identifying, assessing, controlling and reporting the risks;

•	in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco’s risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco’s exposure, to ensure correct and speedy corporate decisions;

•	the role of the third line of defense, internal audit, is to provide an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and that internal controls and regulatory requirements are being complied with.

Itaú Unibanco uses Information Technology (IT) systems, managed to fully comply with Central Bank’s requirements on capital adequacy and risk measurement, in accordance with regulatory models and requirements in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

1.2	Risk and Capital Governance

Itaú Unibanco has established risk and capital management committees that report directly to the Board of Directors, with members being elected or appointed by the Board. At the executive level, risk is managed by corporate bodies.

To support this structure, Itaú Unibanco has its Risk and Finance Control and Management Area (ACGRF), which includes specialized departments, intending to provide independent and centralized management of the institution’s risks and capital, and ensuring the accordance with established rules and procedures.

A detailed description of the structure can be found in the Consolidated Annual Report in session Our Risk Management. The Consolidated Annual Report can be found in the website www.itau.com.br/investor-relations, section “Financial Information”.

1.3	Risk Culture

Itaú Unibanco, aiming at strengthening its values and aligning its employees' behavior with the guidelines established in risk management, adopts a number of initiatives to disseminates the risk culture. In addition to policies, procedures and processes, risk culture strengthens the individual and collective responsibility of employees in the management of risks inherent in the activities performed individually, respecting the ethical way of managing business.

Itaú Unibanco promotes a risk culture, stressing behavior which will help people at every level of the organization to consciously assume and manage risk. Itaú Unibanco’s risk culture principles are conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken and the responsibility of everyone to manage risk.

With these principles disseminated throughout the institution, there is an incentive for risk to be understood and openly debated, to be kept within the levels indicated by the risk appetite, and to be taken as the individual responsibility of each employee of Itaú Unibanco, irrespective of their position, area or function.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

2	Capital

2.1	Capital Management

The Board of Directors is the main body in the Itaú Unibanco’s capital management and it is responsible for approving the capital management institutional policy and guidelines regarding the institution’s capitalization level. The Board is also involved in approving the ICAAP report, a process which is intended to assess the adequacy of Itaú Unibanco’s capital by identifying material risks; by defining the need for additional capital for such risks and the internal means of quantifying it; by preparing a capital plan, both for normal and stress situations; and by structuring a capital contingency plan.

The result of the latest ICAAP – which was dated December 2015 – shows that, in addition to the capital required to cover material risks, Itaú Unibanco has a significant capital surplus, thus ensuring the organization’s soundness.

At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital-related documents and topics to the Board of Directors. As for the corporate bodies governance, Itaú Unibanco has a dedicated structure for capital management, which consolidates information and coordinates related processes, all of which subject to verification by the independent validation, internal controls and audit areas.

In order to provide the necessary information for supporting decision taking by the Executives and the Board of Directors, management reports are prepared and presented at corporate bodies, informing about Itau Unibanco’s capital adequacy, as well as about the projections of future capital levels in normal and stress situations.

The guidelines of the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under “Corporate Governance, Regulations and Policies, Public Access Report – Capital Management”.

2.2	Capital Requirements in Place and in Progress

Itaú Unibanco’s minimum capital requirements follow the set of resolutions(2) and circulars disclosed by the Central Bank of Brazil (BACEN) that implemented, in Brazil, the global capital requirement standards known as Basel III. These are expressed as ratios of the capital available stated by the Referential Equity (PR), or Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital, and the risk-weighted assets, or RWA.

The Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in Prudential Conglomerate(3), which comprises not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which the institution retains substantially all risks and rewards.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market, and operational risks. Itaú Unibanco uses the standardized approaches to calculate credit and operational risk-weighted asset amounts.

From September 1, 2016, BACEN has authorized Itaú Unibanco to use internal market risk models to determine the total amount of regulatory capital, using for its daily calculation the portion RWAMINT, replacing the portion RWAMPAD, as set out in BACEN Circular 3,646.

The standardized approach continues to be used for units which are not considered significant in calculating regulatory capital for market risk. Accordingly, use of the internal models does not apply to the following units: Argentina, Chile, Itaú BBA International, Itaú BBA Colombia, Paraguay and Uruguay.

Credit, market and operational risks approaches are treated as described in section “2.4 Risk-Weighted Assets (RWA)”.

The required minimum Total Capital ratio is 11% between October 1, 2013, and December 31, 2015, reducing gradually to 8% on January 1, 2019. From January 1 to December 31, 2016, the minimum Total Capital ratio required is 9.875%.

Additionally, the BACEN rules call for Additional Common Equity Tier I Capital (ACP), corresponding to the sum of the components ACPConservation, ACPCountercyclical and ACPSystemic, which, in conjunction with the requirements mentioned, increase capital requirements over time. Under CMN Resolution 4,193, the sum of the values of the components ACPConservation and

(2) The standards that implemented the Basel III rules in Brazil were disclosed on March 1, 2013 through Resolutions No. 4,192 to No. 4,195 of the National Monetary Council (CMN) (Resolution No. 4,195 was revoked by Resolution No. 4,280), together with 15 Circulars published by BACEN on March 4, 2013, as amended.

(3) Further details of Prudential Conglomerate can be found in BACEN Circular No. 3,701, CMN Resolution No. 4,280 or in the link: http://www.bcb.gov.br/?BRPRUDENTIALFINREG.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

ACPCountercyclical will increase gradually from 0.625%, as from January 1, 2016, to 2.5% as from January 1, 2019. However, nowadays, according to BACEN Circular 3,769, the value required for component ACPCountercyclical is zero, and if this portion should increase, the new percentage takes effect twelve months after the announcement. In the case of component ACPSystemic, the current requirement applicable to Itaú Unibanco under BACEN Circular 3,768 is 0%, increasing gradually from 0.25%, as from January 1, 2017, to 1% as from January 1, 2019, since the ratio between the amount of Itaú Unibanco’s Total Exposure and Brazil’s Gross Domestic Product (GDP) is more than ten percent (10%) and less than fifty percent (50%).

New requirements were redefined to qualify instruments eligible for Tier I or Tier II Capital. Additionally, pursuant to CMN Resolution 4,192, it was established a gradual reduction of the eligibility of the instrument inventory issued pursuant to CMN Resolution 3,444.

The table below shows Basel III implementation calendar, set by the BACEN. The percentages refer to the portion of risk- weighted asset by Itaú Unibanco.

Basel III - Schedule	From January 1st
	2015	2016	2017	2018	2019
Common Equity Tier I	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%	6.0%	6.0%
Total Capital	11%	9.875%	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	0.0%	0.625%	1.50%	2.375%	3.5%
conservation	0%	0.625%	1.25%	1.875%	2.5%
countercyclical (1)	0%	0%	0%	0%	0%
systemic	0%	0%	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	4.5%	5.1%	6.0%	6.9%	8.0%
Total Capital + ACP	11.0%	10.5%	10.8%	11.0%	11.5%
Prudential adjustments deductions	40%	60%	80%	100%	100%

(1) According to Circular Bacen nº 3,769, the ACPcountercyclical requirement is zero.

In addition to the minimum capital requirements, BACEN Circular 3,748 has been in force since the fourth quarter of 2015. It incorporates the Leverage Ratio in the Basel III framework in Brazil. More details are given in section “2.7 Leverage Ratio” in this report.

Additionally, in March 2015, Circular BACEN 3,751 came into force. It provides for the calculation of the relevant indicators for assessing the Global Systemically Important Banks (G-SIBs) of financial institutions in Brazil. Information on the values of the G-SIBs indicators can been found at www.itau.com.br/investor-relations, section “Corporate Governance”, “Global Systemically Important Banks”.

The compliance of BACEN to the standards recommended by the Basel Committee was assessed at the end of 2013, under the Regulatory Consistency Assessment Programme (RCAP)(4). The rules effective in Brazil were considered compliant—pursuant to the Bank for International Settlements (BIS), Brazil is a compliant jurisdiction—i.e., the capital standards established in Brazil also consistent with the internationally accepted minimum requirements. The pointed out discrepancies were considered immaterial.

Minimum capital requirement for Insurance

In July 2015, the National Council of Private Insurance (CNSP) issued CNSP Resolution 321, which, among other things, deals with the minimum capital requirements for underwriting, credit, operating and market risks for insurers, open private pension entities, premium bonds companies and reinsurers.

(4) Regulatory Consistency Assessment Programme (RCAP). Assessment of Basel III regulations in Brazil, December 2013, updated in March 2015 with no additional material points.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

2.3	Capital Composition

The Referential Equity (PR), used to monitor compliance with the operational limits imposed by BACEN, is the sum of three items, namely:

•	Common Equity Tier I: the sum of social capital, reserves and retained earnings, less deductions and prudential adjustment;
•	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I;
•	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, makes up Total Capital.

The table below presents the composition of the referential equity and its components (Common Equity Tier I, Additional Tier I Capital and Tier II Capital), taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Referential Equity			R$ million
	09/30/2016	06/30/2016	09/30/2015
Stockholders’ equity Itaú Unibanco Holding S.A. (Consolidated)	114,715	110,587	103,353
Non-controlling interest in subsidiaries	13,219	13,241	911
Changes in ownership interest in a subsidiary in capital transactions	2,825	3,046	3,988
Consolidated Stockholders’ Equity (BACEN)	130,759	126,874	108,251
Preferred shares with clause of redemption excluded from Tier I	-	-	-
Common Equity Tier I prudential adjustments	(15,395)	(15,410)	(12,934)
Common Equity Tier I	115,364	111,464	95,318
Instruments eligible to comprise Additional Tier I	-	-	-
Additional Tier I prudential adjustments	572	685	46
Additional Tier I Capital	572	685	46
Tier I (Common Equity Tier I + Additional Tier I Capital)	115,936	112,149	95,364
Instruments eligible to comprise Tier II	23,488	23,488	29,354
Tier II prudential adjustments	133	198	45
Tier II	23,622	23,686	29,399
Reference Equity (Tier I + Tier II)	139,557	135,835	124,763

Appendix I (“Breakdown of the Referential Equity and Information on its adequacy”) hereto breaks down in detail the Referential Equity.

The following table presents subordinated debts and other instruments eligible for Tier II capital:

Instruments Eligible for Tier II Capital							R$ million
	Maturities						09/30/2016	06/30/2016	09/30/2015
Name of instrument	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years	Total	Total	Total
Bank Deposit Certificate (CDB)	2,278	-	-	-	-	-	2,278	2,201	7,282
Financial Bills	8,302	10,502	2,823	40	11	3,836	25,513	27,473	26,665
Euronotes	357	-	-	3,209	4,015	17,778	25,359	25,067	31,017
Subordinated Debt (Sep/16)	10,937	10,502	2,823	3,248	4,026	21,614	53,150	54,741	64,964
Subordinated Debt Not Elegible to Capital	308	133	258	163	161	4,559	5,582	5,541	946
Subordinated Debt - Total (Sep/16)	11,245	10,635	3,081	3,411	4,187	26,174	58,732
Subordinated Debt after Reducer (Sep/16)	-	2,100	1,129	1,949	3,220	21,614	30,013
Subordinated Debt after Reducer (Dec/12)	-	990	290	4,198	6,993	26,352	38,824
Preferred Shares (Dec/12)	-	-	323	-	-	-	323
Threshold (1) Instruments Eligible for Tier II Capital (Dec/12)	-	594	368	2,519	4,196	15,811	23,488
Instruments Eligible for Tier II Capital (Sep/16) (2)	-	594	368	2,519	4,196	15,811	23,488

(1) Instruments Eligible for Tier II Capital with application of threshold in accordance with the current rules (Resolution 4,192/13 - Art 28).

(2) According to current legislation, the accounting balance of instruments eligible for Tier II Capital as of December 2012 was used for the calculation of referential equity as of September, 2016.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

Details concerning maturities, compensation, principal amount, accounting balance and subordinated debt balance are described next:

Subordinated Debts Elegibles to Capital

									R$ million
				09/30/2016	06/30/2016	09/30/2015	Sep/16-Jun/16	Sep/16-Sep/15	09/30/2016
Name of instrument/ Currency	Issue	Maturity	Compensation p.a.	Principal Value			Principal Variation		Accouting Balance
Subordinated CDB(1) - BRL
	2010	2015	113% of CDI(1)	-	-	50	-	(50)	-
	2006	2016	100% of CDI + 0.7%	466	466	466	-	-	1,371
	2010	2016	110% to 114% of CDI	-	-	2,665	-	(2,665)	-
			IPCA(2) + 7.21% to 7.33%	-	-	123	-	(123)	-
	2010	2017	IPCA + 7.21% to 7.33%	367	367	367	-	-	907
			Total	833	833	3,671	-	(2,838)	2,278

Subordinated Financial Bills - BRL	2010	2016	100% of CDI + 1.35% to 1.36%	-	365	365	(365)	(365)
			112% to 112.5% of CDI	50	1,874	1,874	(1,824)	(1,824)	54
			IPCA + 7%	30	30	30	-	-	66
	2010	2017	IPCA + 6.95% to 7.2%	206	206	206	-	-	332
	2011	2017	108% to 112% of CDI	3,215	3,224	3,224	(9)	(9)	3,507
			100% of CDI + 1.29% to 1.52%	3,650	3,650	3,650	-	-	3,775
			IPCA + 6.15% to 7.8%	352	352	352	-	-	632
			IGPM(2) + 6.55% to 7.6%	138	138	138	-	-	270
	2012	2017	100% of CDI + 1.12%	500	500	500	-	-	526
	2011	2018	IGPM + 7%	42	42	42	-	-	63
			IPCA + 7.53% to 7.7%	30	30	30	-	-	47
	2012	2018	108% to 113% of CDI	6,373	6,373	6,373	-	-	7,281
			IPCA + 4.4% to 6.58%	461	461	461	-	-	744
			100% of CDI + 1.01% to 1.32%	3,782	3,782	3,782	-	-	3,973
			9.95% to 11.95%	112	112	112	-	-	170
	2011	2019	109% to 109.7% of CDI	2	2	2	-	-	3
	2012	2019	110% of CDI	1	1	1	-	-	2
			11.96%	12	12	12	-	-	20
			IPCA + 4.7% to 6.3%	101	101	101	-	-	160
	2012	2020	111% to CDI	1	1	1	-	-	2
			IPCA + 6% to 6.17%	20	20	20	-	-	36
	2011	2021	109.25% to 110.5% of CDI	6	6	6	-	-	11
	2012	2022	IPCA + 5.15% to 5.83%	2,307	2,307	2,307	-	-	3,812
			IGPM + 4.63%	20	20	20	-	-	26
			Total	21,411	23,609	23,609	(2,198)	(2,198)	25,513

Subordinated Euronotes - USD
	2010	2020	6.2%	990	990	990	-	-	-
	2010	2021	5.75%	1,000	1,000	1,000	-	-	-
	2011	2021	5.75% to 6.2%	730	730	730	-	-	-
	2012	2021	6.2%	550	550	550	-	-	-
	2012	2022	5.5% to 5.65%	2,600	2,600	2,600	-	-	-
	2012	2023	5.13%	1,851	1,851	1,851	-	-	-
			Total USD	7,721	7,721	7,721
			Total BRL						25,359

			Grand Total						53,150
	Subordinated Debt after Reducer								30,013
	Instruments Eligible for Tier II Capital (Sep/16)								23,488

(1) CDB is Bank Deposit Certificate and CDI is Interbank Deposit Certificate.

(2) IPCA and IGP-M are Brazilian Inflation Indexes.

Further details of instruments that are part of the Referential Equity, please visit the website www.itau.com.br/investor- relations, section “Corporate Governance, Pillar 3 – Spreadsheet Support”, “Appendix I and II – Pillar 3”, “Appendix II – Main Features of the Referential Equity Instruments (PR)”.

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Risk and Capital Management – Pillar 3

2.4	Risk-Weighted Asset (RWA)

According to CMN Resolution 4,193 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following portions, as shown below:

RWA = RWACPAD + RWAMINT + RWAOPAD

•	RWACPAD = portion related to exposures to credit risk calculated using standardized approach;
•	RWAMINT = portion related to the market risk capital requirement, using internal approach, according to BACEN Circular 3,646;
•	RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach.

The table below presents the consolidated evolution of RWA composition of Itaú Unibanco. Each portion mentioned above will be presented in detail in the following topics.

Composition of Risk-Weighted Asset	R$ million
Risk exposures	09/30/2016 (2)		06/30/2016 (3)		09/30/2015 (3)
Risk-Weighted Assets for Credit Risk (RWACPAD)	673,405	91.5%	690,963	91.9%	728,976	94.1%
Risk-Weighted Assets for Market Risk (RWAMINT) (1)	24,690	3.4%	17,709	2.4%	17,062	2.2%
Risk-Weighted Assets for Operational Risk (RWAOPAD)	37,826	5.1%	43,448	5.7%	28,623	3.7%
Risk-Weighted Assets (RWA)	735,921	100.0%	752,120	100%	774,662	100.0%

(1) As from September 1, 2016, Itaú Unibanco has the approval to use internal market risk models for calculating the total amount of regulatory capital.

(2) Market risk portion calculated from internal models. It includes units which are not considered significant, which follow standardized model.

(3) Market risk portion calculated from standardized models.

Risk-Weighted Assets for Credit Risk (RWACPAD)

The table below presents the credit risk-weighted assets (RWACPAD), regulated by BACEN Circular 3,644, segregated by risk weighting factor and by asset type:

Composition of Risk-Weighted Assets for Credit Risk (RWACPAD)	R$ million
	09/30/2016	06/30/2016	09/30/2015
Risk exposures
Exposure weighted by credit risk (RWACPAD)	673,405	690,963	728,976
a) Per Weighting Factor (FPR):
FPR at 2%	125	161	219
FPR at 20%	8,286	7,121	6,873
FPR at 35%	11,992	11,396	9,667
FPR at 50%	43,785	47,095	49,583
FPR at 75%	140,363	141,482	138,755
FPR at 85%	94,445	116,582	151,295
FPR at 100%	323,270	314,034	304,598
FPR at 250%	27,403	28,267	35,744
FPR at 300%	8,689	7,968	17,918
FPR up to 1250%(1)	1,707	1,744	2,400
Derivatives – Future potential gain and Variation of the counterparty credit quality	13,339	15,112	11,924
b) Per Type:
Securities	45,344	44,191	54,556
Loan operations - Retail	112,988	113,500	111,979
Loan operations - Non-retail	250,096	254,016	240,200
Joint liabilities - Retail	206	207	259
Joint liabilities - Non-retail	47,719	48,713	64,930
Loan commitments - Retail	27,167	27,773	26,497
Loan commitments - non-retail	10,906	11,009	16,223
Other exposures	178,979	191,554	214,333

(1) Taking into consideration the application of the “F” factor required by Article 29 of BACEN Circular 3,644.

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Risk and Capital Management – Pillar 3

Risk-Weighted Assets for Market Risk (RWAMINT)

The risk-weighted assets for market risk (RWAMINT) are obtained by adding the terms listed in the table below, as regulated by BACEN Circulars 3,646 and 3,674.

The table below presents the risk weighted assets for Market Risk:

Composition of Risk-Weighted Assets for Market Risk (RWAMINT)	R$ million
	09/30/2016 (1)	06/30/2016 (2)	09/30/2015 (2)
Risk-Weighted Assets for Market Risk (RWAMINT)	24,690	17,709	17,062
Trades subject to interest rate variation	23,968	15,656	11,844
Fixed income interest rate denominated in reais	6,614	3,507	2,934
Foreign exchange linked interest rate	14,056	7,033	5,652
Price index linked interest rate	3,298	5,115	3,258
Interest rate linked interest rate	0	-	-
Operations subject to commodity price variation	455	510	574
Operations subject to stock price variation	212	312	1,209
Operations subject to the risk of exposures in gold, foreign currency and foreign exchange variations	2,798	1,231	3,435
Internal market risk models benefits	(2,743)

(1) Market risk portion calculated from internal models.

(2) Market risk portion calculated from standard models.

The capital requirement for the market risk portion is the maximum of the internal model and 90% of the standardized model. On September 30, 2016, RWAMPAD was R$ 27,434 million, hence the regulatory capital for market risk (RWAMINT) amounted to R$ 24,690 million, or 90% of the standardized model.

Risk-Weighted Assets for Operational Risk (RWAOPAD)

BACEN Circular 3,640 and subsequent amendments establishes the criteria for determining the portion of risk-weighted assets related to the capital required for operational risk (RWAOPAD). In accordance with current regulation, the exposure of RWAOPAD is calculated on a semiannual basis, related to June 30th and December 31st.

The RWA for operational risk is presented below:

Composition of Risk-Weighted Assets for Operational Risk (RWAOPAD)	R$ million
	09/30/2016	06/30/2016	09/30/2015
Risk-Weighted Assets for Operational Risk (RWA OPAD)	37,826	43,448	28,623
Retail	10,887	7,990	7,470
Commercial	24,166	23,069	16,491
Corporate finance	2,789	2,946	1,380
Negotiation and sales	(11,026)	577	(4,927)
Payments and settlements	3,418	3,419	3,074
Financial agent services	3,471	3,070	2,873
Asset management	4,109	2,375	2,145
Retail brokerage	12	2	118

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Risk and Capital Management – Pillar 3

2.5	Additional Common Equity Tier I

A requirement for Additional Common Equity Tier I (ACP) came into effect in the first quarter of 2016. Details of its portions are shown below:

Additional Common Equity Tier I (ACP)		R$ million
	09/30/2016	06/30/2016
Additional Common Equity Tier I requirement (ACPrequirement)
conservation	4,600	4,701
countercyclical	-	-
systemically importance	-	-

BACEN Circular 3,769 describes the method for calculating the portion of ACPcountercyclical. Details of its portions are shown below for the relevant jurisdictions:

Additional Common Equity Tier I countercyclical (ACPcountercyclical)

	09/30/2016	06/30/2016	R$ million
	RWACPrNBi (1)		ACCP (2)	date of announcement	date of effectiveness
Brazil	425,311	421,977	0%	oct/15	jan/16
Chile (3)	83,457	84,955	0%	-	-
Total	508,768	506,932	-	-	-

(1) Portion of the RWA balance for credit risk exposure to the non-banking private sector in the relevant jurisdictions.

(2) Percentage amount of the Additional Common Equity Tier I countercyclical for the principal jurisdictions.

(3) Method of calculating countercyclical buffer not announced in this jurisdiction. According to Article 2 of BACEN Circular No. 3,769 the ACCP of Brazil value should be used.

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Risk and Capital Management – Pillar 3

2.6	Capital Adequacy

Itaú Unibanco, through the ICAAP, assesses the adequacy of its capital to face the incurred risks. For ICAAP, capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the robustness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains PR levels above the minimum levels, according to the Common Equity Tier I, Additional Tier I Capital, and Basel ratio.

On September 30, 2016, the PR reached R$ 139,557 million, R$ 115,936 million of Tier I and R$ 23,622 million of Tier II.

Composition of Referential Equity (PR)			R$ million
	09/30/2016	06/30/2016	09/30/2015
Tier I	115,936	112,149	95,364
Common Equity Tier I	115,364	111,464	95,318
Additional Tier I Capital	572	685	46
Tier II	23,622	23,686	29,399
Referential Equity (PR)	139,557	135,835	124,763
Required Referential Equity (PRE)	72,672	74,272	85,213
Excess capital in relation to Required Referential Equity	66,885	61,563	39,550
Additional Common Equity Tier I requirement (ACPrequirement)	4,600	4,701
Referential equity calculated for covering the interest rate risk of trades of the banking book (RBAN)	2,332	1,820	1,211

As at September 30, 2016, the BIS ratio reached 19.0%, an increase of 90 basis-points from June 30, 2016. Contributed to this increase the growth of Referential Equity (PR), mainly impacted by the result of the period, and also by the RWA reduction, mainly due to lower exposure in credit and derivatives operations.

Itaú Unibanco has a R$ 66,885 million excess for Required Referential Equity, higher than the ACP of R$ 4,600 million. Therefore, it is not be subject to any restrictions due to insufficient Additional Common Equity Tier I.

In what regards the fixed asset ratio, (the level of adjusted PR committed to adjusted permanent assets), Itaú Unibanco is within the maximum limit of 50% of the adjusted PR, as established by BACEN.

The Basel and Fixed asset ratios are presented in the table below.

Basel and Fixed Asset Ratios			R$ million
	09/30/2016	06/30/2016	09/30/2015
Basel ratio	19.0%	18.1%	16.1%
Tier I	15.8%	14.9%	12.3%
Common Equity Tier I	15.7%	14.8%	12.3%
Additional Tier I Capital	0.1%	0.1%	0.0%
Tier II	3.2%	3.2%	3.8%
Fixed assets ratio	23.6%	24.4%	29.7%
Excess Capital in Relation to Fixed Assets	36,837	34,834	25,302

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Considering Itaú Unibanco´s current capital base, and if the Basel III rules were fully implemented, Common Equity Tier I would be 14.6% on September 30, 2016, including the consolidation of Citibank’s Brazilian retail business (for individuals) and the acquisition of the remaining 40% stake in Banco Itaú BMG Consignado (estimated impact based on preliminary information), and the use of tax credits. This scenario is presented in the following chart.

Simulated Common Equity Tier I with Fully Loaded Basel III Rules

(5)Includes deductions of Goodwill, Intangible Assets (before and after October/13), Tax Credits from Temporary Differences and Tax Loss, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies.

(6)Includes the increase of the multiplier of the market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.1 nowadays, will be to 12.5 in 2019.

(7) Estimated impact based on preliminary information, and pending regulatory approvals.

(8)Does not include any reversal of the complementary allowance for loan losses.

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2.7	Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748. The minimum Leverage Ratio should become mandatory in 2018, according to the Basel recommendations, and will be defined based on the period of observation of the behavior of the Ratio, from its implementation in 2011 until 2017.

The following information is based on the methodology and standard format introduced by BACEN Circular 3,748. As of September 30, 2016 Itaú Unibanco’s Leverage Ratio stood at 8.8%.

	Comparative Summary of Published Financial Statements and Leverage Ratio
			R$ thousand
		09/30/2016	06/30/2016
1	Total assets according to published financial statements	1,399,099,604	1,395,856,247
2	Adjustment for differences in consolidation of accounts	(143,153,936)	(137,079,581)
3	Adjustment for assets assigned or transferred with substantial transfer of risks and benefits and recognized in the books	(4,861,887)	(4,938,209)
4	Adjustment for changes in reference values and potential future gains on derivative financial instruments	18,351,824	18,096,294
5	Adjustment for repurchase transactions and securities lending	9,710,514	6,098,733
6	Adjustment for transactions not booked in prudential conglomerate's total assets	128,152,810	113,097,986
7	Other adjustments	(84,277,535)	(85,152,964)
8	Total Exposure	1,323,021,394	1,305,978,506

	Disclosure of information on Leverage Ratio
			R$ thousand
		09/30/2016	06/30/2016
	Items shown in the Balance Sheet
1	Balance sheet items other than derivative financial instruments, securities received on loan and resales for settlement under repurchase transactions.	916,145,815	916,703,057
2	Adjustments for equity items deducted in calculating Level I Capital	(27,629,040)	(27,272,628)
3	Total exposure shown in the Balance Sheet	888,516,775	889,430,429
	Transactions using Derivative Financial Instruments
4	Replacement value for derivatives transactions	26,978,549	38,993,289
5	Potential future gains from derivatives transactions	13,924,526	12,773,233
6	Adjustment for collateral in derivatives transactions	-	-
7	Adjustment for daily margin held as collateral	-	-
8	Derivatives in the name of customers where there is no contractual obligation to reimburse in the event of bankruptcy or default of the entities responsible for the settlement system	-	-
9	Reference value adjusted for credit derivatives	7,624,372	8,055,377
10	Adjustment of reference value calculated for credit derivatives	(3,197,074)	(2,732,317)
11	Total exposure for derivative financial instruments	45,330,373	57,089,582
	Repurchase Transactions and Securities Lending (TVM)
12	Investments in repurchase transactions and securities lending	251,310,923	240,261,775
13	Adjustment for repurchases for settlement and creditors of securities lending	-	-
14	Amount of counterparty credit risk	9,710,514	6,098,733
15	Amount of counterparty credit risk in transactions as intermediary	-	-
16	Total exposure for repurchase transactions and securities lending	261,021,437	246,360,508
	Off-balance sheet items
17	Reference value of off-balance sheet transactions	299,506,454	307,023,338
18	Adjustment for application of FCC specific to off-balance sheet transactions	(171,353,645)	(193,925,352)
19	Total off-balance sheet exposure	128,152,809	113,097,986
	Capital and Total Exposure
20	Level I	115,935,547	112,149,072
21	Total Exposure	1,323,021,394	1,305,978,506
	Leverage Ratio
22	Basel III Leverage Ratio	8.8%	8.6%

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Risk and Capital Management – Pillar 3

3	Balance Sheet

Balance Sheet

The following table presents a comparison between Itaú Unibanco’s Prudential Conglomerate Balance Sheet and its Consolidated Balance Sheet presented in the Financial Statements. Information presented in the Prudential Conglomerate are detailed so that the elements disclosed in Appendix I in this report are identified in the last column of the table below.

Comparisson of balance sheets – Assets				R$ million
	Consolidated balance sheet	Diferences (1)	Prudential	Ref. Annex I
Assets	09/30/2016
Current assets and Long-term receivables	1,372,105	(159,655)	1,212,450
Cash and cash equivalents	20,176	(211)	19,965
Interbank investments	278,663	(4,246)	274,417
Securities and derivative financial instruments	357,550	(150,909)	206,641
Interbank accounts	81,454	-	81,454
Interbranch accounts	112	-	112
Loan, lease and other credit operations	456,224	(4)	456,220
Other receivables	174,932	(3,897)	171,035
Tax credit and Actuarial Assets	-	-	21,875
Tax credits arising from income tax losses and social contribution	-	-	7,241	(b)
Credits resulting from temporary differences	-	-	14,397	(c)
Actuarial assets related to defined benefit pension funds	-	-	237	(d)
Other	-	-	149,160
Other assets	2,994	(388)	2,606
Permanent assets	26,995	16,501	43,496
Investments	4,810	13,792	18,602
Goodwill based on the expectation of future profitability	-	-	923	(e)
investments in the capital of companies that are similar to non-consolidated financial institutions and insurance companies	-	-	7,807	(f)
investments in the capital of financial institutions	-	-	1,055	(a)
Other	-	-	8,817
Real estate in use	6,586	(547)	6,039
Deferred permanent assets	-	-	13	(g)
Other	-	-	6,026
Goodwill	1,434	(888)	546
Goodwill based on the expectation of future profitability	-	-	546	(e)
Intangible assets	14,165	4,144	18,309
Acquisition of rights to credit payroll	1,074	-	1,074
Intangible assets acquired from October 1st 2013	-	-	438	(h)
Intangible assets acquired before October 1st 2013	-	-	636	(i)
Other intangible assets	17,462	11,009	28,471
Intangible assets acquired from October 1st 2013	-	-	6,001	(h)
Intangible assets acquired before October 1st 2013	-	-	3,359	(i)
Goodwill based on the expectation of future profitability	-	-	18,527	(e)
Deferred permanent assets	-	-	409	(g)
Other	-	-	175
(Accumulated amortization)	(4,371)	(6,865)	(11,236)
Intangible assets acquired from October 1st 2013	-	-	(1,320)	(h)
Intangible assets acquired before October 1st 2013	-	-	(1,826)	(i)
Goodwill based on the expectation of future profitability	-	-	(7,706)	(e)
Deferred permanent assets	-	-	(384)	(g)
Total assets	1,399,100	(143,154)	1,255,946

(1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudential Conglomerate and also by the eliminations of transactions with related parties.

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Comparisson of balance sheets – Liabilities				R$ million
	Consolidated Balance Sheet	Diferences (1)	Prudential	Ref. Annex I
Liabilities	09/30/2016
Current and Long-term Liabilities	1,269,388	(145,908)	1,123,480
Deposits	308,599	2,661	311,260
Deposits received under securities repurchase agreements	360,337	1,471	361,808
Funds from acceptances and issuance of securities	90,963	6	90,969
Interbank accounts	5,430	-	5,430
Interbranch accounts	5,638	2	5,640
Borrowings and onlending	80,280	-	80,280
Derivative financial instruments	25,672	-	25,672
Technical provision for insurance, pension plan and capitalization	150,134	(150,134)	-
Other liabilities	242,335	86	242,421
Social and statutory	22,478	(2,155)	20,323
Tax credits arising from income tax losses and social contribution	-	-	12,712	(b)/(c)
Provision of Actuarial assets related to defined benefit pension funds	-	-	74	(d)
Other	-	-	7,537
Other	-	-	222,098
Deferred income	1,724	(17)	1,707
Non-controlling interest in subsidiaries	13,273	(54)	13,219
Non-controlling interest in subsidiaries that are part of the conglomerate	-	-	13,219	(j)
Stockholders' equity	114,715	2,825	117,540
Capital	97,148	-	97,148
Eligible Instruments	-	-	97,148	(k)
Capital reserves	1,456	-	1,456
Capital reserves	-	-	1,456	(m)
Revenue reserves	19,779	1,654	21,433
Revenue reserves	-	-	21,433	(l)
Asset valuation adjustment	(2,418)	1,171	(1,247)
Other revenue and other reserve	-	-	(1,247)	(m)
(Treasury shares)	(1,250)	-	(1,250)
Shares or other instruments issued by the bank	-	-	(1,250)	(n)
Total liabilities and stockholders' equity	1,399,100	(143,154)	1,255,946

(1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties.

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Institutions that comprises the Financial Statements of Itaú Unibanco Holding

The list below provides the institutions that comprise the financial statements of Itaú Unibanco. The institutions that, in addition to being included in the Consolidated Balance Sheet, are also included in the Prudential Conglomerate, are listed below.

List of institutions that comprises the Financial Statements of Itaú Unibanco Holding

Institutions that comprise the Consolidated Balance Sheet and the Prudential Conglomerate
Aj Títulos Públicos Fundo de Investimento Referenciado DI	Itaú BBA México Casa de Bolsa, S.A. de C.V.
Banco CorpBanca Colombia S.A.	Itau BBA UK Securities Limited
Banco Investcred Unibanco S.A.	Itau BBA USA Securities Inc.
Banco Itaú (Suisse) S.A.	Itaú Cia. Securitizadora de Créditos Financeiros
Banco Itaú Argentina S.A.	Itaú CorpBanca
Banco Itaú BBA S.A.	Itaú Corretora de Valores S.A.
Banco Itaú BMG Consignado S.A.	Itaú Distribuidora de Títulos e Valores Mobiliários S.A.
Banco Itaú International	Itaú EU Lux-Itaú Latin America Equity Fund
Banco Itaú Paraguay S.A.	Itaú International Securities Inc.
Banco Itaú Uruguay S.A.	Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado
Banco Itaú Veículos S.A.	Itaú Unibanco Holding Cayman Branch
Banco Itaubank S.A.	Itaú Unibanco Holding S.A.
Banco Itaucard S.A.	Itaú Unibanco S.A. Cayman Branch
Banco Itauleasing S.A.	Itaú Unibanco S.A. New York Branch
CorpBanca Corredores de Bolsa S.A.	Itaú Unibanco S.A. Tokyo Branch
CorpBanca Investment Trust Colombia S.A. Sociedad Fiduciaria	Itaú Unibanco S.A.
CorpBanca New York Branch	Itaú Unibanco S.A.Nassau Branch
CorpBanca Securities INC.	Itaú Unibanco Veículos Administradora de Consórcios Ltda.
Ctbh Fundo de Investimento Imobiliário - FII	Itaú Valores S.A.
Dibens Leasing S.A. - Arrendamento Mercantil	Itauvest Distribuidora de Títulos e Val. Mobiliários S.A.
Estrutura III - Fundo de Investimento em Participações	ITB Holding Ltd.
Fideicomisos Financiero Privados BHSA	Iresolve Companhia Securitizadora de Créditos Financeiros S.A.
Fideicomisos Financiero TB1	Kinea Dinâmico Master - Long Biased Fundo de Investimento em Ações
Financeira Itaú CBD S.A. - Crédito, Financ. e Investimento	Kinea I Pipe Fundo de Investimento em Ações
Fundo De Investimento Em Direitos Creditórios Não-Padronizados América Multicarteira	Kinea I Private Equity Fundo de Investimento em Participações
Fundo de Investimento em Direitos Creditórios Não-Padronizados Barzel	Kinea I Total Return Equity - Fundo de Investimento em Cotas de Fundos de Investimento Multimercado
Fundo de Investimento em Direitos Creditórios Não-Padronizados NPL I	Kinea II Macro Fundo de Investimento Multimercado
Fundo Fortaleza de Investimento Imobiliário	Kinea Macro Offshore Segregated Portfolio
Helm Bank (Panamá) S.A.	Licania Fund Limited
Helm Casa de Valores (Panamá) S.A.	Luizacred S.A. Soc. de Crédito Financiamento e Investimento
Helm Comisionista de Bolsa S.A.	MCC S.A. Corredores de Bolsa
Helm Fiduciária S.A.	MCC Securities Inc.
Hipercard Banco Múltiplo S.A.	Microinvest S.A. Soc. de Crédito a Microempreendedor
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	OCA S.A.
Itaú Administradora de Consórcios Ltda.	Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior
Itaú Asia Securities Ltd.	Redecard S.A.
Itaú Bank & Trust Bahamas Ltd.	Rt Enterprise Soberano Renda Fixa Fundo de Investimento
Itaú Bank & Trust Cayman Ltd.	Rt Itaú Dj Títulos Públicos Fundo de Investimento Referenciado DI
Itau Bank, Ltd.	Rt Voyager Renda Fixa Crédito Privado - Fundo de Investimento
Itaú BBA Colombia S.A. Corporacion Financiera	Scala Curto Prazo - Fundo de Investimento em Cotas de Fundos de Investimento
Itaú BBA Corredor de Bolsa Ltda.	SMU CORP S.A.
Itaú BBA International (Cayman) Ltd.	Uni-Investment International Corp.
Itau BBA International plc	Universo Fundo de Investimento em Participações

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Institutions that comprise only the Consolidated Balance Sheet
ACO Ltda.	Itaú Unibanco Serviços e Processamento de Informações Comerciais Ltda.
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Lda	Itau USA Asset Management Inc.
Albarus S.A.	Itau USA Inc.
Banco Del Paraná S.A.	Itaú Vida e Previdência S.A.
BICSA Holdings Ltd.	Itauprev Retirement Renda Fixa Crédito Privado - Fundo de Investimento
BIE Cayman Ltd.	Itaúsa Europa - Investimentos, SGPS, Lda
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Itaúsa Portugal - Soc. Gestora de Partic. Sociais, S.A.
Cia. Itaú de Capitalização	Itauseg Participações S.A.
CorpBanca Administradora General de Fondos S.A.	Itauseg Saúde S.A.
Itaú Asesorías Financieras S.A.	ITB Holding Brasil Participações Ltda.
CorpBanca Corredores de Seguros S.A.	Itrust Servicios Inmobiliarios S.A.C.I.
CorpLegal S.A.	IU Seguros S.A.
Estrel Serviços Administrativos S.A.	Jasper International Investment LLC
FC Recovery S.A.	Karen International Limited
FIC Promotora de Vendas Ltda.	Kinea Investimentos Ltda.
Garnet Corporation	Marcep Corretagem de Seguros S.A.
Helm Corredor de Seguros S.A.	Maxipago Serviços de Internet S.A.
iCarros Ltda.	MCC Asesorías Limitada
IGA Participações S.A.	Mundostar S.A.
Investimentos Bemge S.A.	Nevada Woods S.A.
IPI - Itaúsa Portugal Investimentos, SGPS, Lda	Proserv - Promociones y Servicios S.A. de Capital Variable
Itaú Administração Previdenciária Ltda.	Provar Negócios de Varejo Ltda.
Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Recaudaciones y Cobranzas S.A.
Itaú Bahamas Directors Ltd.	Recovery do Brasil Consultoria S.A.
Itaú Bahamas Nominees Ltd.	Recovery do Brasil Gestão de Ativos Ltda.
Itaú BBA México, S.A. de C.V.	Recuperadora de Creditos Ltda.
Itaú BBA Participações S.A.	Rt Alm 5 Fundo de Investimento Renda Fixa
Itaú BBA Trading S.A.	Rt Alm Soberano 2 Fundo de Investimento Renda Fixa
Itaú BMG Corretora de Seguros Ltda.	Rt Challenger Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Itaú BMG Gestão de Vendas Ltda.	Rt Columbia Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Itaú BMG Participação Ltda.	Rt Defiant Multimercado - Fundo de Investimento
Itaú BMG Seguradora S.A.	Rt Discovery Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Itau Cayman Directors Ltd.	Rt Endeavour Renda Fixa Crédito Privado - Fundo de Investimento
Itau Cayman Nominees Ltd.	Rt Excelsior Renda Fixa Crédito Privado - Fundo de Investimento
Itaú Chile Administradora General de Fondos S.A.	Rt Galileo Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Itaú Chile Compañía de Seguros de Vida S.A.	Rt Magellan Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Itaú Chile Corredora de Seguros Ltda.	Rt Multigestor 4 Fundo de Investimento em Cotas De Fundos de Investimento Multimercado
Itaú Chile Inversiones, Servicios y Administracion S.A.	Rt Nation Renda Fixa - Fundo de Investimento
Itaú Europa Luxembourg S.A.	Rt Odyssey Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Itau Global Asset Management Limited	Rt Pathfinder Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Itaú Institucional Curto Prazo - Fundo de Investimento	Rt Union Renda Fixa Fundo de Investimento
Itaú International Investment LLC	Rt Valiant Renda Fixa - Fundo de Investimento
Itaú Japan Asset Management Limited	Topaz Holding Ltd.
Itaú Middle East Limited	Tulipa S.A.
Itaú Rent Administração e Participações Ltda.	Unibanco Negócios Imobiliários Ltda.
Itaú Seguros S.A.	Unión Capital AFAP S.A.
Itau UK Asset Management Limited

Institution that comprises only the Prudential Conglomerate
Conectcar Soluções de Mobilidade Eletrônica S.A.

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Material entities

Total assets, shareholders’ equity, and the industries of the material entities, including those subject to the risk weight for the purpose of capital requirements are as follows:

Major Institutions							R$ million
			09/30/2016		06/30/2016		09/30/2015
Institutions	Country	Activity	Total Assets	Equity	Total Assets	Equity	Total Assets	Equity
Banco CorpBanca Colômbia S.A. (1)	Colombia	Financial institution	36,697	4,075	35,469	4,103	-	-
Banco Itaú Argentina S.A. (1)	Argentina	Financial institution	4,935	673	4,683	636	7,224	983
Banco Itaú BBA S.A. (1)	Brazil	Financial institution	5,493	2,766	5,175	4,666	5,984	5,676
Banco Itaú BMG Consignado S.A (1)	Brazil	Financial institution	38,820	2,428	43,630	2,382	42,443	2,276
Banco Itaú Chile (1)	Chile	Financial institution	-	-	-	-	47,164	4,384
Banco Itaú Paraguay S.A. (1)	Paraguay	Financial institution	10,671	1,460	10,530	1,359	13,144	1,770
Banco Itaú Suisse S.A. (1)	Switzerland	Financial institution	5,483	649	5,013	625	5,240	743
Banco Itaú Uruguay S.A. (1)	Uruguay	Financial institution	14,935	1,199	14,504	1,160	17,148	1,482
Banco Itaucard S.A. (1)	Brazil	Financial institution	106,670	10,527	104,217	20,033	106,134	19,703
Banco Itauleasing S.A. (1)	Brazil	Financial institution	11,110	10,831	11,078	10,593	10,718	10,131
Cia. Itaú de Capitalização	Brazil	Premium Bonds	4,034	544	3,896	534	4,352	609
Dibens Leasing S.A. - Arrendamento Mercantil (1)	Brazil	Leasing	168,465	4,496	166,603	4,264	150,059	3,638
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (1)	Brazil	Consumer Finance Credit	3,746	1,067	3,703	1,021	3,813	1,110
Hipercard Banco Múltiplo S.A. (1)	Brazil	Financial institution	13,064	4,190	10,702	4,095	8,325	3,853
Itau Bank, Ltd. (1)	Cayman Islands	Financial institution	14,271	3,306	30,806	3,046	28,270	2,867
Itau BBA Colombia S.A. Corporación Financiera (1)	Colombia	Financial institution	480	351	543	345	736	410
Itaú BBA International plc (1)	United Kingdom	Financial institution	20,312	3,321	21,120	3,243	26,930	4,012
Itaú BBA USA Securities Inc. (1)	United States	Broker	1,485	1,380	1,470	1,361	1,950	1,731
Itaú BMG Seguradora S.A.	Brazil	Insurance	181	69	186	70	202	77
Itaú CorpBanca (1)	Chile	Financial institution	110,545	15,392	110,863	15,347	-	-
Itaú Corretora de Valores S.A. (1)	Brazil	Broker	3,203	1,556	3,463	1,488	7,272	3,094
Itaú Seguros S.A.	Brazil	Insurance	10,086	5,077	10,511	4,883	12,284	4,980
Itaú Unibanco S.A. (1)	Brazil	Financial institution	1,237,800	76,481	1,255,742	73,702	1,235,422	55,873
Itaú Vida e Previdência S.A.	Brazil	Pension Plan	147,504	3,964	141,696	3,830	124,314	3,572
Luizacred S.A. Soc. Cred. Financiamento Investimento (1)	Brazil	Consumer Finance Credit	4,194	577	4,069	575	4,308	617
Redecard S.A. - REDE (1)	Brazil	Acquirer	49,620	15,180	49,520	14,694	46,147	13,911

(1) Institutions included in the Prudential Conglomerate.

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Risk and Capital Management – Pillar 3

4	Investments in other entities

4.1	Investments in other entities not classified in the trading book

The financial statements of Itaú Unibanco and its subsidiaries have been prepared in accordance with the Corporate Law, as amended, and with the rulings issued by BACEN, CMN, CVM, SUSEP, CNSP and the National Superintendence of Supplementary Pensions (PREVIC), as applicable, which include accounting practices and estimates for the establishment of provisions and the valuation of financial assets.

The interests held in other entities valued at acquisition price are classified in Permanent Assets, when there is the intention to hold them, and then are tested for six-monthly impairment. Investments in other companies which there aren’t intended to hold for a long term are classified as Securities, and measured at market value.

Itaú Unibanco applies its policies on a systematic basis, ensuring the consistency and comparability of its information.

In the third quarter of 2016, there were no significant amendments to policies related to equity interests.

For further information on Itaú Unibanco’s accounting policies, please see Note 4 – “Summary of the main accounting practices”, to the Complete Financial Statements, that can be found on the website www.itau.com.br/investor-relations.

The equity risk included in the trading portfolio, designated financial investment risk, is assessed as part of the Itaú Unibanco’s ICAAP risk assessment process.

The table below presents the amounts for corporate shareholdings valued at acquisition price and classified as Permanent Assets, excluding those valued by equity accounting, and for investments in equity classified as securities, both of which are not included in the trading portfolio. As of September 30, 2016, the capital required for these shareholdings was R$ 28.9 million.

Investments in other entities			R$ million
	09/30/2016	06/30/2016	09/30/2015
Carrying Amount	313.5	311.8	580.6
Public	73.4	75.5	395.5
Private	240.0	236.4	185.1
Market value	540.1	543.2	721.1
Public	251.9	264.7	515.0
Private	288.2	278.5	206.1
Gain or losses arising on investments in other entities	0.3	73.0	0.3
Recognized and unrealized gain or losses	(145.4)	(143.4)	(132.6)
Unrecognized and unrealized gain or losses	218.0	223.3	140.5

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5	Credit Risk

5.1	Framework and Treatment

Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs.

Credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure, and act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional policies and supplementary on credit risk management, are responsibility of this structure.

Itaú Unibanco’s credit risk management and control structure is centralized and independent of the business units and defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control risk that can quantify the credit risk inherent to all products, portfolio concentrations and potential changes in the economic environment. The Bank’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country.

Itaú Unibanco’s credit risk management is the primary responsibility of all Business Areas and is aimed at maintaining the quality of the credit portfolio at levels that are consistent with the institution’s risk appetite, for each market segment in which it operates. The key attributes of the business areas are (i) monitoring of the portfolios under their responsibility, (ii) the granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects, changes in markets and products and the effects of sector and geographical concentration, and (iii) credit risk management aimed at making the business sustainable.

Itaú Unibanco’s credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and on external factors such as: interest rates, market default indicators, inflation, changes in consumption, among others. The policies and products’ evaluation process enables the Itaú Unibanco to identify potential risks in order to ensure that credit decisions make sense from an economic and risk perspective.

With respect to individuals, small and medium companies, credit ratings are assigned based on statistical application (in the early stages of Itaú Unibanco’s relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models. Decisions are met based on continuously monitored scoring models. Extraordinarily, an individual analysis of specific cases may be performed, in which case credit approval follows the applicable authority levels.

For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance.

Itaú Unibanco has a structured process to maintain a diversified portfolio, which is considered appropriate by the institution. The concentrations are monitored continuously for economic sectors, and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

Itaú Unibanco rates government securities and other debt instruments according to their credit quality with the purpose of managing the exposures.

Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting on occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require of additional collateral.

To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits. Models are used as tools to quantify these factors, and contribute to more exact decision-making.

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The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate, so as to reduce the modeling risk and keep the models calibrated, in order that they reflect risk parameters more accurately.

Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, including: (i) country risk governance, (ii) country ratings, (iii) credit limits for countries, (iv) limits monitoring, and (v) actions for limit breaches.

In line with the principles of CMN Resolution 3,721, Itaú Unibanco’s credit risk management structure and institutional policy are approved by its Board of Directors, applicable to all companies and subsidiaries in Brazil and abroad.

The guidelines of the institutional credit risk management policy can be accessed at http://www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies, Public Access Report – Credit Risk.

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5.2	Credit Portfolio Analysis

The information presented in the following tables allow the analysis of the credit portfolio, and its behavior, from different view stands: operations with credit granting characteristics segregated by Brazil Geographic Regions, by Countries, economic sector, by type of product and remaining maturity, concentration of the credit portfolio on largest debtors and the amount of the overdue transactions and allowance for loan losses.

Operations with Credit Granting Characteristics by Brazil Geographic Regions and by Countries

Operations with Credit(1) Granting Characteristics in Brazil: Exposure							R$ million
	09/30/2016						06/30/2016
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	125,072	21,488	7,309	28,423	12,377	194,669	196,397
Rural Loans	155	31	-	2	5	193	246
Real State	31,060	2,545	384	1,403	1,700	37,092	36,129
Payroll	23,946	5,205	3,513	8,128	3,463	44,255	45,410
Vehicle and Leasing	8,291	2,487	768	2,030	1,579	15,155	15,938
Credit card	39,865	8,117	2,097	15,088	3,832	68,999	69,171
Endorsements and Sureties	547	28	2	7	48	632	655
Personal Loans (Other)	21,208	3,075	545	1,765	1,750	28,343	28,848
Companies	187,168	17,266	1,615	7,669	5,122	218,840	226,398
Rural Loans	5,650	3,046	6	270	834	9,806	8,859
Investments	41,683	4,897	624	2,608	1,903	51,715	56,100
Import and Export	20,436	1,327	146	698	174	22,781	25,230
Working Capital, Discount Bonds and Guaranteed Account	71,799	7,160	745	3,649	1,992	85,345	85,248
Endorsements and Sureties	44,023	279	24	129	64	44,519	47,061
Other	3,577	557	70	315	155	4,674	3,900
Total	312,240	38,754	8,924	36,092	17,499	413,509	422,795

(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics by Countries: Exposure												R$ million
	09/30/2016											06/30/2016
	Brazil	Argentina	Chile	Colombia	United States of America	Paraguay	United Kingdon	Switzerland	Uruguay	Other	Total	Total
Individuals	194,669	1,187	35,789	8,798	2	2,320	-	-	2,400	24	245,189	245,004
Rural Loans	193	-	-	-	-	-	-	-	-	-	193	246
Real State	37,092	1	18,501	1,139	-	192	-	-	268	-	57,193	55,840
Payroll	44,255	-	-	-	-	-	-	-	-	-	44,255	45,410
Vehicle and Leasing	15,155	-	-	218	-	133	-	-	-	-	15,506	16,298
Credit card	68,999	908	2,258	901	-	661	-	-	1,401	-	75,128	75,163
Endorsements and Sureties	632	-	26	3	2	-	-	-	8	9	680	708
Personal Loans (Other)	28,343	278	15,004	6,537	-	1,334	-	-	723	15	52,234	51,339
Companies	218,840	2,465	52,950	17,638	5,410	3,801	10,039	1,950	5,035	1,123	319,251	326,603
Rural Loans	9,806	-	-	-	-	-	-	-	-	-	9,806	8,859
Investments	51,715	2	4,779	2,743	-	5	23	-	41	94	59,402	63,533
Import and Export	22,781	387	1,699	312	2,880	-	2,831	1,921	31	-	32,842	36,473
Working Capital, Discount Bonds and Guaranteed Account	85,345	1,677	41,186	13,321	2,226	3,587	7,034	-	4,714	914	160,004	158,623
Endorsements and Sureties	44,519	399	5,143	1,118	304	207	151	29	246	115	52,231	54,937
Other	4,674	-	143	144	-	2	-	-	3	-	4,966	4,178
Total	413,509	3,652	88,739	26,436	5,412	6,121	10,039	1,950	7,435	1,147	564,440	571,607

(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics in Brazil: Quarterly Average Exposure							R$ million
	09/30/2016						06/30/2016
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	125,341	21,632	7,382	28,694	12,484	195,533	195,102
Rural Loans	169	32	-	2	17	220	225
Real State	30,646	2,517	382	1,386	1,679	36,610	35,737
Payroll	24,187	5,269	3,570	8,284	3,522	44,832	45,755
Vehicle and Leasing	8,542	2,549	778	2,064	1,614	15,547	16,650
Credit card	39,850	8,132	2,098	15,170	3,835	69,085	67,298
Endorsements and Sureties	556	29	2	7	49	643	685
Personal Loans (Other)	21,391	3,104	552	1,781	1,768	28,596	28,752
Companies	190,466	17,487	1,670	7,801	5,195	222,619	232,900
Rural Loans	5,355	2,974	4	264	735	9,332	8,815
Investments	43,523	5,053	646	2,706	1,979	53,907	59,169
Import and Export	21,642	1,369	140	673	181	24,005	25,647
Working Capital, Discount Bonds and Guaranteed Account	71,443	7,260	786	3,732	2,076	85,297	88,245
Endorsements and Sureties	45,273	288	26	133	71	45,791	47,306
Other	3,230	543	68	293	153	4,287	3,718
Total	315,807	39,119	9,052	36,495	17,679	418,152	428,002

(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

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Operations with Credit(1) Granting Characteristics by Countries: Quarterly Average Exposure												R$ million
	09/30/2016											06/30/2016
	Brazil	Argentina	Chile	Colombia	United States of America	Paraguay	United Kingdon	Switzerland	Uruguay	Other	Total	Total
Individuals	195,533	1,153	35,085	8,654	2	2,335	-	-	2,305	28	245,095	232,112
Rural Loans	220	-	-	-	-	-	-	-	-	-	220	225
Real State	36,610	1	18,355	1,109	-	186	-	-	255	-	56,516	50,752
Payroll	44,832	-	-	-	-	-	-	-	-	-	44,832	45,755
Vehicle and Leasing	15,547	-	-	223	-	133	-	-	-	-	15,903	16,907
Credit card	69,085	881	2,274	899	-	655	-	-	1,350	-	75,144	72,511
Endorsements and Sureties	643	-	26	3	2	-	-	-	8	12	694	722
Personal Loans (Other)	28,596	271	14,430	6,420	-	1,361	-	-	692	16	51,786	45,240
Companies	222,619	2,483	52,882	17,356	5,375	3,843	10,304	1,790	5,048	1,229	322,929	309,735
Rural Loans	9,332	-	-	-	-	-	-	-	-	-	9,332	8,815
Investments	53,907	2	4,707	2,673	-	5	23	-	45	104	61,466	64,171
Import and Export	24,005	322	1,862	300	2,821	-	3,080	1,760	16	491	34,657	36,005
Working Capital, Discount Bonds and Guaranteed Account	85,297	1,683	40,880	13,219	2,326	3,654	7,055	-	4,730	471	159,315	144,083
Endorsements and Sureties	45,791	476	5,306	1,015	228	183	146	30	249	163	53,587	52,772
Other	4,287	-	127	149	-	1	-	-	8	-	4,572	3,889
Total	418,152	3,636	87,967	26,010	5,377	6,178	10,304	1,790	7,353	1,257	568,024	541,847

(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit Granting Characteristics by Economic Sector

The composition of loan portfolios by credit and by economic sector (companies) is presented below:

Operations with Credit Granting Characteristics in Brazil(1): Exposure									R$ million
	09/30/2016								06/30/2016
Individuals	Rural Loans	Real State	Payroll	Vehicle and Leasing	Credit Card	Endorsements and Sureties(2)	Personal Loans (Other)	Total	Total
Total	193	57,193	44,255	15,506	75,128	680	52,234	245,189	245,004

(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics in Brazil: Exposure															R$ million
	09/30/2016														06/30/2016
	Rural Loans		Investments		Import and Export		Working Capital, Discount Bonds and Guaranteed Account		Endorsements and Sureties		Other		Total		Total
Companies	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%
Public Sector	-	0.0%	1,642	2.8%	1,080	3.3%	258	0.2%	804	1.5%	-	0.0%	3,784	1.2%	3,855	1.2%
Energy	-	0.0%	-	0.0%	1	0.0%	190	0.1%	-	0.0%	-	0.0%	191	0.1%	198	0.1%
Petrochemical and Chemical	-	0.0%	1,571	2.6%	1,020	3.1%	3	0.0%	787	1.5%	-	0.0%	3,381	1.1%	3,425	1.0%
Sundry	-	0.0%	71	0.1%	59	0.2%	65	0.0%	17	0.0%	-	0.0%	212	0.1%	232	0.1%
Private Sector	9,806	100.0%	57,760	97.2%	31,762	96.7%	159,746	99.8%	51,427	98.5%	4,966	100.0%	315,467	98.8%	322,748	98.8%
Sugar and Alcohol	1,414	14.4%	3,840	6.5%	2,380	7.2%	350	0.2%	469	0.9%	47	0.9%	8,500	2.7%	8,419	2.6%
Agribusiness and Fertilizers	2,116	21.6%	1,585	2.7%	4,220	12.8%	6,462	4.0%	1,263	2.4%	61	1.2%	15,707	4.9%	15,483	4.7%
Food and Beverage	1,723	17.6%	3,004	5.1%	1,799	5.5%	5,194	3.2%	3,898	7.5%	119	2.4%	15,737	4.9%	16,132	4.9%
Banks and Other Financial Institutions	517	5.3%	657	1.1%	30	0.1%	9,361	5.9%	3,986	7.6%	15	0.3%	14,566	4.6%	16,061	4.9%
Capital Assets	145	1.5%	1,331	2.2%	925	2.8%	2,432	1.5%	1,566	3.0%	246	5.0%	6,645	2.1%	7,289	2.2%
Pulp and Paper	105	1.1%	709	1.2%	1,298	4.0%	713	0.4%	313	0.6%	14	0.3%	3,152	1.0%	3,155	1.0%
Electronic and IT	-	0.0%	392	0.7%	152	0.5%	2,802	1.8%	1,813	3.5%	207	4.2%	5,366	1.7%	5,419	1.7%
Packaging	-	0.0%	464	0.8%	347	1.1%	1,107	0.7%	403	0.8%	80	1.6%	2,401	0.8%	2,841	0.9%
Energy and Sewage	-	0.0%	4,538	7.6%	53	0.2%	2,866	1.8%	4,432	8.5%	386	7.8%	12,275	3.8%	13,111	4.0%
Education	-	0.0%	275	0.5%	-	0.0%	1,450	0.9%	994	1.9%	43	0.9%	2,762	0.9%	2,987	0.9%
Pharmaceuticals and Cosmetics	-	0.0%	375	0.6%	351	1.1%	3,535	2.2%	1,482	2.8%	109	2.2%	5,852	1.8%	5,862	1.8%
Real Estate Agents	24	0.2%	13,825	23.3%	36	0.1%	11,189	7.0%	1,533	2.9%	205	4.1%	26,812	8.4%	26,986	8.3%
Entertainment and Tourism	1	0.0%	469	0.8%	118	0.4%	3,818	2.4%	305	0.6%	193	3.9%	4,904	1.5%	5,006	1.5%
Wood and Furniture	46	0.5%	599	1.0%	431	1.3%	1,520	0.9%	96	0.2%	107	2.2%	2,799	0.9%	2,847	0.9%
Construction Material	-	0.0%	1,171	2.0%	628	1.9%	3,260	2.0%	1,326	2.5%	123	2.5%	6,508	2.0%	6,625	2.0%
Steel and Metallurgy	47	0.5%	940	1.6%	1,394	4.2%	4,638	2.9%	1,285	2.5%	773	15.6%	9,077	2.8%	9,942	3.0%
Media	-	0.0%	299	0.5%	63	0.2%	345	0.2%	299	0.6%	19	0.4%	1,025	0.3%	995	0.3%
Mining	3	0.0%	666	1.1%	689	2.1%	3,331	2.1%	2,274	4.4%	47	0.9%	7,010	2.2%	7,142	2.2%
Infrastructure Work	-	0.0%	1,125	1.9%	580	1.8%	5,331	3.3%	1,897	3.6%	260	5.2%	9,193	2.9%	9,229	2.8%
Oil and Gas (2)	132	1.3%	646	1.1%	560	1.7%	3,722	2.3%	1,679	3.2%	76	1.5%	6,815	2.1%	6,651	2.0%
Petrochemical and Chemical	128	1.3%	995	1.7%	1,766	5.4%	5,643	3.5%	1,545	3.0%	173	3.5%	10,250	3.2%	10,265	3.1%
Health Care	1	0.0%	568	1.0%	25	0.1%	1,962	1.2%	411	0.8%	42	0.8%	3,009	0.9%	3,085	0.9%
Insurance and Reinsurance and Pension Plans	-	0.0%	18	0.0%	-	0.0%	32	0.0%	46	0.1%	-	0.0%	96	0.0%	104	0.0%
Telecommunications	-	0.0%	410	0.7%	13	0.0%	841	0.5%	2,956	5.7%	12	0.2%	4,232	1.3%	5,142	1.6%
Clothing and Footwear	56	0.6%	739	1.2%	753	2.3%	2,759	1.7%	371	0.7%	115	2.3%	4,793	1.5%	4,764	1.5%
Trading	22	0.2%	125	0.2%	569	1.7%	834	0.5%	255	0.5%	21	0.4%	1,826	0.6%	2,133	0.7%
Transportation	11	0.1%	6,646	11.2%	497	1.5%	4,838	3.0%	1,292	2.5%	284	5.7%	13,568	4.2%	14,538	4.5%
Domestic Appliances	-	0.0%	98	0.2%	185	0.6%	1,371	0.9%	470	0.9%	15	0.3%	2,139	0.7%	2,248	0.7%
Vehicles and Autoparts	-	0.0%	3,286	5.5%	4,019	12.2%	6,139	3.8%	4,163	8.0%	180	3.6%	17,787	5.6%	18,499	5.7%
Third Sector	-	0.0%	29	0.0%	-	0.0%	3,370	2.1%	72	0.1%	3	0.1%	3,474	1.1%	3,554	1.1%
Publishing and Printing	-	0.0%	134	0.2%	31	0.1%	716	0.4%	168	0.3%	72	1.4%	1,121	0.4%	1,130	0.3%
Commerce - Sundry	5	0.1%	1,183	2.0%	533	1.6%	14,216	8.9%	1,972	3.8%	431	8.7%	18,340	5.7%	18,198	5.6%
Industry - Sundry	24	0.2%	95	0.2%	4,173	12.7%	3,511	2.2%	240	0.5%	12	0.2%	8,055	2.5%	7,626	2.3%
Sundry Services	87	0.9%	3,162	5.3%	2,548	7.8%	30,323	19.0%	3,263	6.2%	415	8.4%	39,798	12.5%	39,139	12.0%
Sundry	3,199	32.6%	3,362	5.7%	596	1.8%	9,765	6.1%	2,890	5.5%	61	1.2%	19,873	6.2%	20,141	6.2%
Total	9,806	100.0%	59,402	100.0%	32,842	100.0%	160,004	100.0%	52,231	100.0%	4,966	100.0%	319,251	100.0%	326,603	100.0%

(1) Including sureties, endorsements and credit commitments, netted from allowance for loan losses.

(2) Comprises trade of fuel.

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Risk and Capital Management – Pillar 3

Remaining maturity of loan transactions

The table below presents the remaining maturity of operations with credit granting characteristics detailed by type of products:

Remaining maturities of loan transactions (1)	R$ million

	09/30/2016					06/30/2016
	up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total	up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
Individuals	63,431	4,901	60,275	80,560	209,167	62,384	4,922	61,768	79,406	208,480
Rural Loans	56	43	75	7	181	104	36	95	7	242
Real State	73	34	1,115	55,953	57,175	64	37	1,103	54,626	55,830
Payroll	303	752	27,109	16,156	44,320	341	738	27,699	16,665	45,443
Vehicle and Leasing	620	1,244	13,619	46	15,529	740	1,356	14,164	50	16,310
Credit card	54,483	-	-	-	54,483	53,136	-	-	-	53,136
Endorsements and Sureties	147	102	60	368	677	131	132	61	381	705
Personal Loans (Other)	7,749	2,726	18,297	8,030	36,802	7,868	2,623	18,646	7,677	36,814
Companies	85,649	31,687	110,884	74,033	302,253	88,167	30,461	115,645	75,484	309,757
Rural Loans	3,528	3,155	1,989	489	9,161	4,504	1,639	2,034	440	8,617
Investments	4,538	4,973	27,496	18,661	55,668	4,730	5,382	29,761	18,972	58,845
Import and Export	13,908	4,107	12,523	2,262	32,800	14,630	3,527	14,368	3,946	36,471
Working Capital, Discount Bonds and Guaranteed Account	52,217	12,127	56,961	26,113	147,418	52,916	12,772	56,253	24,764	146,705
Endorsements and Sureties	11,184	7,106	8,527	25,418	52,235	11,147	6,933	10,091	26,769	54,940
Other	274	219	3,388	1,090	4,971	240	208	3,138	593	4,179
Total	149,080	36,588	171,159	154,593	511,420	150,551	35,383	177,413	154,890	518,237

(1) Do not include loan commitments.

Concentration on the Major Debtors

Concentration of Largest Clients with Credit Granting Characteristics	R$ million

	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations (1)	09/30/2016		06/30/2016		09/30/2015
Largest debtor	4,081	0.7%	4,090	0.7%	5,099	0.9%
10 largest debtors	31,716	5.6%	31,781	5.5%	35,257	6.4%
20 largest debtors	48,564	8.6%	48,773	8.5%	54,978	10.0%
50 largest debtors	80,974	14.3%	82,220	14.3%	92,304	16.8%
100 largest debtors	109,131	19.2%	110,163	19.2%	124,456	22.7%

(1) The amounts include endorsements and sureties. Do not include loan commitments.

Concentration of Major Clients with Credit Granting Characteristics	R$ million

	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations and Securities (1)	09/30/2016		06/30/2016		09/30/2015
Largest debtor	8,051	1.2%	7,709	1.1%	8,014	1.2%
10 largest debtors	46,432	7.0%	42,124	6.8%	52,285	8.0%
20 largest debtors	74,923	11.4%	75,580	11.2%	83,505	12.8%
50 largest debtors	118,909	18.0%	122,706	18.2%	138,994	21.2%
100 largest debtors	156,474	23.7%	162,512	24.1%	184,116	28.1%

(1) The amounts include endorsements and sureties. Do not include loan commitments.

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Risk and Capital Management – Pillar 3

Overdue Amounts

The table below presents the balance of overdue amounts:

Overdue Amounts: by Brazil Regions and Countries	R$ million

	09/30/2016						06/30/2016
	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	Total	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	Total
Southeast	5,730	2,135	5,997	5,084	497	19,443	7,158	2,144	4,749	5,260	353	19,664
South	1,023	294	759	981	100	3,157	1,068	377	768	1,062	66	3,341
North	339	109	230	317	34	1,029	293	101	263	279	34	970
Northeast	999	404	928	1,234	112	3,677	938	399	916	1,337	102	3,692
Midwest	560	176	441	568	55	1,800	552	203	450	574	47	1,826
Brazil	8,651	3,118	8,355	8,184	798	29,106	10,009	3,224	7,146	8,512	602	29,493
Foreign	2,380	437	722	789	281	4,609	2,270	485	668	742	236	4,401
Total	11,031	3,555	9,077	8,973	1,079	33,715	12,279	3,709	7,814	9,254	838	33,894

Overdue Amounts: by Economic Sector	R$ million

	09/30/2016						06/30/2016
	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	Total	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	Total
Public Sector	1	1	-	-	-	2	3	-	-	1	-	4
Private Sector	11,030	3,554	9,077	8,973	1,079	33,713	12,276	3,709	7,814	9,253	838	33,890
Companies	3,542	1,362	4,167	3,054	450	12,575	4,994	1,402	2,810	3,038	268	12,512
Industry and Commerce	1,148	574	1,681	1,773	255	5,431	1,533	787	1,486	1,857	138	5,801
Services	1,997	649	2,341	1,139	165	6,291	3,022	510	1,033	1,010	106	5,681
Primary	383	137	143	138	30	831	430	104	286	167	22	1,009
Other	14	2	2	4	-	22	9	1	5	4	2	21
Individuals	7,488	2,192	4,910	5,919	629	21,138	7,282	2,307	5,004	6,215	570	21,378
Total	11,031	3,555	9,077	8,973	1,079	33,715	12,279	3,709	7,814	9,254	838	33,894

Allowance for Loan Losses

In order to be hedged against losses arising from loan operations, Itaú Unibanco takes into consideration all the aspects that determine the client’s credit risk to determine the provision level that is appropriate to the risk incurred in each operation. For each operation, the assessment and the client or economic group rating, the operation rating, and the possible existence of past due amounts are taken into account and the volume of the regulatory provision is determined.

Allowance for Loan Losses - Quarterly evolution	R$ million

	09/30/2016				06/30/2016
	Opening Balance	Necessary accounting net provisions	Write-Off	Final Balance	Opening Balance	Balance arising from the merger with Corpbanca	Necessary accounting net provisions	Write-Off	Final Balance
Public Sector	(6)	2	-	(4)	(5)	(1)	-	-	(6)
Private Sector	(38,459)	(6,123)	5,483	(39,099)	(35,479)	(2,282)	(6,272)	5,574	(38,459)
Companies	(18,941)	(2,635)	1,738	(19,838)	(17,155)	(1,532)	(2,150)	1,896	(18,941)
Industry and Commerce	(7,602)	(1,283)	901	(7,984)	(6,779)	(609)	(1,185)	971	(7,602)
Services	(9,577)	(1,146)	543	(10,180)	(8,555)	(824)	(1,039)	841	(9,577)
Primary	(1,736)	(167)	290	(1,613)	(1,803)	(97)	83	81	(1,736)
Other	(26)	(39)	4	(61)	(18)	(2)	(9)	3	(26)
Individuals	(19,518)	(3,488)	3,745	(19,261)	(18,324)	(750)	(4,122)	3,678	(19,518)
Total	(38,465)	(6,121)	5,483	(39,103)	(35,484)	(2,283)	(6,272)	5,574	(38,465)

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Risk and Capital Management – Pillar 3

Mitigating Instruments

Itaú Unibanco uses guarantees aiming at increasing resiliencies in operations with credit risk. The using guarantees can be personal guarantees, secured guarantees, legal structures with mitigating power and netting arrangements.

When used for managerial purposes, to be considered as credit risk mitigation instrument, the guarantees need to comply with requirements and determinations of the regulations that govern the guarantees, whether internal or external and are legally valid (effective), enforceable and regularly evaluated. In the case of tangible collateral, legal structures with mitigating effects and set-off agreements, mitigation depends on established methods jointly approved by the business units responsible for managing credit risk and the central credit risk control area. Such methods take into account factors relating to the legal enforcement of the security, the costs involved in the process and the expected execution value, considering market volatility and liquidity. Additionally, fiduciary guarantees and the purchase of protection through credit derivatives mitigate credit risk by substituting the taker’s risk parameters with those of the guarantor.

Itaú Unibanco also uses credit derivatives, such as single name CDS, to mitigate the credit risk of its portfolios of securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

It is worth noting that purchase and sale commitments and residential real estate or first mortgage-backed loan operations are considered when determining risk weights assets.

The table below presents the total amount mitigated by risk mitigating instruments (personal and secured guarantees) as defined in BACEN Circular 3,644, Art. 36, 3rd paragraph, and subsequent amendments.

Total Mitigation	R$ million

	09/30/2016	06/30/2016	09/30/2015
Demand and time deposits, savings and own financial credit bills	320,415	314,593	287,112
FPR 0%	320,415	314,593	287,112
Securities	32,077	43,052	12,748
FPR 0%	32,077	43,052	12,748
Personal Guarantee	40,154	40,012	36,036
FPR 0%	7,043	6,165	3,972
FPR 50%	33,112	33,848	32,064

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Risk and Capital Management – Pillar 3

Counterparty Credit Risk

Itaú Unibanco sees the counterparty credit risk as a possibility of noncompliance, by a given counterparty, with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk, including those related to the settlement of derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions.

Itaú Unibanco’s structure for managing, monitoring and controlling the counterparty credit risk is inserted in the credit risk management framework.

For management purposes, to measure and manage counterparty credit risk, mark-to-market adjustments are made and the credit risk spread for over-the-counter trades is adapted, and the potential credit risk (RCP) is also calculated for transactions, using internal models. The RCP is the value of the potential financial exposure that a transaction can attain upon maturity, and it is used to define utilization of credit risk limits attributed to counterparties. After the maturity of a derivatives contract, Itaú Unibanco’s practice is to set up a provision for the amounts receivable on these instruments.

The table below presents the notional value of the contracts subject to the counterparty credit risk. According to Circular 3,644, for the calculation of the net global exposure to the counterparty credit risk arising from operations with derivative financial instruments, the application of the Future Potential Exposure Factor (FEPF) is considered. In the case of unsettled operations, the application of the Unsettled Operation Credit Conversion Factor (FCL) is considered. The application of these factors reduces the final exposure of the operations subject to the counterparty credit risk.

Notional Amount of Contracts Subject to the Counterparty Credit Risk	R$ million

	09/30/2016	06/30/2016	09/30/2015
Notional Amount	2,270,216	2,119,942	1,976,414
Settled in Settlement Systems (Stock Exchange) (1)	810,519	738,114	805,968
Not Settled in Settlement Systems (Over-The-Counter)	1,459,697	1,381,828	1,170,446
With Guarantees	574,121	554,239	476,557
Without Guarantees	885,576	827,589	693,889

(1) amounts related to contracts settled in the settlement system of a clearing house for the financial settlement of operations in which the house operates as the central counterparty.

The tables below presents the gross positive amount and the amount of the guarantees of the contracts subject to the counterparty credit risk.

Gross Positive Amount of Contracts Subject to the Counterparty Credit Risk	R$ million

	09/30/2016	06/30/2016	09/30/2015
Total Gross Positive Amount	623,246	623,568	540,349
Repurchase agreements	580,354	559,548	483,875
Others	42,892	64,020	56,474

Guarantees of Contracts Subject to the Counterparty Credit Risk	R$ milhões

	09/30/2016	06/30/2016	09/30/2015
Gross Amount of the Guarantees	574,121	554,239	476,557

The table below presents the net global exposure to the credit risk of the counterparty, calculated in accordance with the criteria of Circular No. 3,664 and applying the Future Potential Exposure and Unsettled Operation Credit Conversion factors.

Exposure to the Counterparty Credit Risk			R$ milhões
	09/30/2016	06/30/2016	09/30/2015
Net Global Exposure to the Counterparty Credit Risk	37,422	48,194	44,885

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Risk and Capital Management – Pillar 3

Acquisitions, Sale or Transfer of Financial Assets

The acquisition of financial assets follows the same policies and the same credit governance established for the portfolios originated at Itaú Unibanco, where decision-making is based on the objective assessment of the borrowers’ credit risk. Financial asset acquisitions can aim at increasing loan portfolio diversification or meeting the clients’ demands for liquidity. The purpose of the sale and transfer of financial assets is to meet investor demand for credit assets and be used as a portfolio credit risk management instrument.

Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

Since January 2012, as determined by CMN Resolution 3,533 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

Sale or Transfer of Financial Assets	R$ million
	09/30/2016	06/30/2016	09/30/2015
Balance of exposures assigned with significant withholding of risks and benefits	144	152	183
Balance of sale of exposure with substantial retention of risks and benefits	5,384	5,563	5,591
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	5,358	5,536	5,564
Financial institutions	26	27	27
Specific Purpose Company (SPE)	-	-	-
Balance of sale of exposure without substantial transfer or retention of risks and benefits	-	-	-

Sale or Transfer of Financial Assets				R$ million
	3rd quarter 2016	2nd quarter 2016	1rd quarter 2016	4th quarter 2015	3rd quarter 2015
Flow of sale exposure in the quarter with substantial transfer of risks and rewards	2,751	193	-	946	50
Credit rights Investments Fund (FIDC)	-	-	-	-	2
Securitization Companies	2,751	193	-	675	5
Financial institutions	-	-	-	15	43
Specific Purpose Company (SPE)	-	-	-	-	-
Other(1)	-	-	-	256	-

(1) Transfer of college credits held with the public sector.

Sale or Transfer of Financial Assets					R$ million
	3rd quarter 2016	2nd quarter 2016	1rd quarter 2016	4th quarter 2015	3rd quarter 2015
Total exposures assigned over the last 12 months which have been honored, repurchased or written-off	135	117	113	117	151

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Risk and Capital Management – Pillar 3

Acquisition of Financial Assets			R$ million
	09/30/2016	06/30/2016	09/30/2015
Acquisitions of loan portfolios WITH the retention of assignor's risks and rewards
a) By type of exposure	2,310	2,698	3,932
Individuals - Payroll	-	-	1
Individuals - Vehicle and Leasing	1,745	1,949	2,932
Companies - Loans (CCB)	560	741	981
Companies - Other	5	8	18
b) By type of assignor	2,310	2,698	3,932
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	-	-	-
Financial institutions	2,310	2,698	3,932
Specific Purpose Company (SPE)	-	-	-

Acquisition of Financial Assets			R$ million
	09/30/2016	06/30/2016	09/30/2015
Acquisitions of loan portfolios with NO retention of assignor's risks and rewards
a) By type of exposure	4,544	4,805	7,537
Individuals - Payroll	4,544	4,805	7,537
b) By type of assignor	4,544	4,805	7,537
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	-	-	-
Financial institutions	4,544	4,805	7,537
Specific Purpose Company (SPE)	-	-	-

Operations of Securitization

Itaú Unibanco’s portfolio includes securities arising from securitization processes. The portfolio is made up of Securitized Real Estate Loans (CRI), quotas of Credit Rights Investment Funds (FIDC) and Agribusiness Receivables Certificate (CRA) and debentures with securitization characteristics (issues whose flow of receipts is dependent on the performance of the underlying receivables).

The CRIs are backed by real estate loans and predominantly are not subordinated. The quotas of FIDCs are usually senior and backed by receivables, such as trade notes, promissory notes. The CRAs are backed by receivables linked to agribusiness. Debentures, in turn, are backed by credit portfolios and are not subordinated.

Exposure to securitization of FIDC, in the consolidated accounts, includes only fund units not consolidated in the Prudential Conglomerate. According to BACEN Circular 3,701, FIDC units when the institution has control or retains risks and benefits must be consolidated in the Prudential Conglomerate.

Itaú Unibanco classifies securities arising from securitization processes based on the governance of products determined, and the credit is approved at the proper authority levels. The balances of these operations are presented below.

Securitization Exposures (1)			R$ million
	09/30/2016	06/30/2016	09/30/2015
CRI	17,303	17,437	18,053
Mortgage Loans	17,303	17,437	18,053
Single-Tranche	15,203	15,307	15,982
Subordinated	2,100	2,130	2,071
CRA	18	22	33
Credit Related to Agribusiness	18	22	33
Single-Tranche	18	22	33
FIDC	-	-	9
Credit Rights	-	-	9
Senior	-	-	9
Debenture (2)	282	337	-
Loan portfolio	282	337	-
Single-Tranche	282	337	-
Total	17,603	17,796	18,095

(1) Traditional securitization.

(2) Debentures with securitization characteristics, because their flow of receipts is dependent on the performance of the underlying receivables.

Itaú Unibanco follows risk retention guidelines as defined at Resolutions 3,533 of the CMN.

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Risk and Capital Management – Pillar 3

Following, there is the summary of the securitization activity in the period:

Securitization Activities in the Period(1)			R$ million
	3rd quarter 2016	2nd quarter 2016	3rd quarter 2015
CRI	216	555	47
Mortgage Loans	216	555	47
FIDC	100	-	-
Credit Rights	100	-	-
FII	-	-	397
Real estate credit bills	-	-	397
CRA	767	2,025	-
Credit Rights	767	2,025	-
Total	1,083	2,580	444

(1) traditional securitization.

It should be noted that the portion of RWACPAD attributable to securitization exposure did not exceed 5% of the total on September 30, 2016.

Credit Derivatives

Itaú Unibanco buys and sells credit protection mainly related to securities of the Brazilian government and securities of Brazilian listed companies in order to meet the needs of its customers. When Itaú Unibanco sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which Itaú Unibanco is protection seller are Credit Default Swap (CDS) and Total Return Swap (TRS).

CDS is credit derivative in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. Itaú Unibanco believes that, based on its historical experience, the maximum potential loss does not represent the expected loss. It happens because, when a loss event occurs, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during the third quarter of 2016, Itaú Unibanco has not incurred any loss related to credit derivative contracts.

The table below shows the nominal value of purchased credit derivatives that are identical to those that Itaú Unibanco acts as seller of protection underlying values.

Notional Amount of Credit Derivatives Held in Portfolio			R$ million
	09/30/2016	06/30/2016	09/30/2015
Risk Transferred	3,702	4,105	3,835
Credit Default Swap (CDS)	3,702	4,105	3,835
Total Return Swap (TRS)	-	-	-
Risk Received	(7,624)	(8,055)	(9,050)
Credit Default Swap (CDS)	(7,624)	(8,055)	(9,050)
Total Return Swap (TRS)	-	-	-
Total	(3,922)	(3,950)	(5,215)
Required capital of Risk Received	295	336	461

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Risk and Capital Management – Pillar 3

6	Market Risk

6.1	Framework and Treatment

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, usually the risks caused by variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices, with various indexes based on these risk factors.

At Itaú Unibanco, market risk management is the process by which management monitors and controls risk of variations in the financial instruments, due to market movements, while aiming to optimize the risk-return ratio through an adequate limits structure, alerts, effective risk management models and related management tools.

Itaú Unibanco’s institutional policies and general market risk management framework are in line with the principles of CMN Resolution 3,464, and subsequent amendments. These principles guide the institution’s approach to market risk control and management across all business units and legal entities of Itaú Unibanco.

The document that details the market risk control institutional policy is on the Investor Relations website www.itau.com.br/investor-relations, in the route: Corporate Governance, Rules and Policies, Public Access Report - Market Risk.

Itaú Unibanco’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The profile of Itau Unibanco´s portfolio; and
•	Expertise within the group to support operations in specific markets.

Itaú Unibanco’s market risk management framework is subject to the governance and hierarchy of corporate bodies and to a structure of limits and alerts, with specific limits assigned to different levels and classes of market risk (such as interest rate risk, foreign exchange risk, among others). This structure of limits and alerts covers from aggregated risk indicators at the portfolio level, to more granular limits at the individual desk level. The market risk limits framework extends to the risk factor level, with specific limits and is aim to improve the process of risk monitoring and understanding as well as prevent risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco’s risk appetite. Limits are monitored on a daily basis and breaches and potential breaches of limits are reported and discussed in accordance with the following procedure:

•	within one business day, for management responsible for the business units and executives in the risk control area and business areas; and
•	within one month, for the competent corporate bodies.

Daily risk reports used by the business and control areas are distributed to the executives officers. In addition, Itaú Unibanco’s market risk management and control process is subject to periodic reviews, to ensure it reflects alignment with best market practices, and continuous improvement over time.

The structure of limits and alerts follows Board of Directors guidelines. These are approved by corporate bodies. The process for defining limit levels and reporting violations is subject to the approval governance of Itaú Unibanco institutional policies. The established information flow is intended to provide this information to the various executive levels of the institution, including members of the Board of Directors through the committees responsible for risk management.

The key principles underlying Itaú Unibanco’s market risk control structure are as follows:

•	Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives;
•	Provide disciplined and informed dialogue of the overall market risk profile and its evolution over time;
•	There must be transparency as to how the business works to optimize results;
•	The market risk control structure must provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
•	Concentration of risks must be monitored and avoided.

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Market risk is controlled by an area independent of the business units, which is responsible for the following daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and testing stress scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products. For this, there is a structured process of communication and information flow, which provides information to corporate bodies and ensures compliance with the requirements of Brazilian and foreign regulatory agencies.

Itaú Unibanco hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in market risk factors and maintain the positions on the breaching limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of Itaú Unibanco.

Hedge accounting considerations are presented in detail in explanatory Note 7g V – “Accounting hedge” of the Complete Financial Statements, that can be found on the website www.itau.com.br/investor-relations.

Market risk framework categorizes transactions as part of either the Banking Book or the Trading Book, in accordance with general criteria established by CMN Resolution 3,464 and BACEN Circular 3,354.

Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading them.

Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to the management of the institution’s balance sheet. As a general rule, this book’s portfolios are intended to be either held to maturity, or sold in the medium and in the long run.

Market risk exposures inherent in various financial instruments, including derivatives, are composed of various risk factors that refer to a market parameter whose variation impacts a position’s valuation. The main risk factors measured by Itaú Unibanco are as follow:

•	Interest rate: risk of loss on transactions subject to changes in interest rates, foreign currency coupons or price-index coupons;
•	Currencies: risk of loss on transactions subject to currency variations;
•	Equities: risk of loss on transactions subject to changes in the price of equities;
•	Commodities: risk of loss on transactions subject to changes in commodities prices.

The CMN has regulations establishing the segregation of market risk exposure at a minimum into the following categories: interest rates, FX rates, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment of the others risk indicators, such as interest rates and FX rates and follows the governance and risk limits framework adopted by Itaú Unibanco for market risk management.

Market risk is analyzed based on the following key metrics:

•	Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence level;
•	Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);
•	Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
•	Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ("MtM - Mark to Market"); and
•	Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

•	Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
•	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates;
•	Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

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Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

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6.2	Portfolio Analysis

Interest rate risk in the non-trading book

Interest rate risk corresponds to the potential loss associated with changes in market interest on index, maturity and investment and funding mismatches. The interest rate risk management process of transactions classified in the non- trading book is consistent with the corporate bodies governance and hierarchy, and the limits approved for risk market management. A mark-to-market methodology is adopted for the different products by calculating the sensitivity to the changes in interest rates, the value at risk (VaR), and stress tests are conducted to the entire book, as established in Itaú Unibanco’s institutional policies.

In treating the loan portfolios with material early settlements, the original maturities of the transactions are adjusted for the monthly revisions of their parameters, estimated from their historic bases, which accelerate the decrease of the originally contracted payment flows to better reflect the expected client behavior.

Remainders of products with no definite expiry date, such as demand deposits and savings accounts, are included in the statistics on the basis of past and seasonal experience. The core portion is distributed over time, thus generating an exposure to changes in interest rates, pursuant to internally approved methodologies.

The table below shows the sensitivity of the amount of the non-trading book positions to changes in interest rate curves, using the methodology and stress scenarios adopted to manage this book’s risks at Itaú Unibanco for the third quarter of 2016.

Sensibility of Banking Position (1)				R$ million
	Exposures	09/30/2016
Risk factors	Risk of variation in:	Scenario I	Scenario II	Scenario III
Interest Rate	Fixed Income Interest Rates in reais	(6)	(1,868)	(3,630)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(3)	(330)	(620)
Price Index Linked	Interest of Inflation coupon	(4)	(312)	(578)
TR	TR Linked Interest Rates	1	(103)	(219)

(1) Amounts net of tax effects.

In order to measure these sensitivities, the following scenarios are used:

•     Scenario I: Shocks of 1 base point in interest fixed rates, currency coupon, inflation, interest rate indexes;

•     Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes, both for growth and fall, considering the largest resulting losses per risk factor;

•     Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes, both for growth and fall, considering the largest resulting losses per risk factor.

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Evolution of the Trading Portfolio

The evolution of the Trading Portfolio, broken down by major risk factors, is tabulated below:

Total Value of Trading Position					R$ million
	09/30/2016		06/30/2016		09/30/2015
	Long	Short	Long	Short	Long	Short
Interest Rates	147,545	(169,485)	146,318	(191,269)	174,293	(178,690)
Foreign Exchange	225,776	(223,863)	102,354	(92,536)	138,814	(142,237)
Equities	1,278	(1,398)	967	(1,181)	1,840	(1,942)
Commodities	14	(1)	6	(18)	37	(9)

Evolution of the Derivatives Portfolio

The main purpose of the derivative positions in the Banking Portfolio is to manage risks in this portfolio and in the corresponding risk factors. The evolution of Itaú Unibanco’s derivatives portfolio, broken down by group of risk factor, by the existence or absence of a central counterparty (exchange or over-the-counter market) and whether it is in Brazil or abroad, is presented below for both Trading and Banking Portfolios:

Derivatives: Trades in Brazil - Trading + Banking - With Central Counterparty	R$ million

	09/30/2016		06/30/2016		09/30/2015
	Long	Short	Long	Short	Long	Short
Interest Rates	381,454	(428,477)	356,695	(484,713)	224,598	(434,051)
Foreign Exchange	87,965	(104,834)	107,939	(115,029)	150,413	(127,928)
Equities	5,125	(4,194)	3,605	(3,120)	3,153	(2,857)
Commodities	538	(541)	630	(568)	794	(606)

Derivatives: Trades in Brazil - Trading + Banking - Without Central Counterparty	R$ million

	09/30/2016		06/30/2016		09/30/2015
	Long	Short	Long	Short	Long	Short
Interest Rates	295,314	(296,994)	304,295	(300,243)	292,944	(292,995)
Foreign Exchange	169,776	(198,266)	175,846	(208,013)	241,998	(284,406)
Equities	26,008	(26,013)	23,622	(23,594)	23,306	(23,545)
Commodities	205	(189)	151	(224)	119	(275)

Derivatives: Foreign Trades - Trading + Banking - With Central Counterparty	R$ million

	09/30/2016		06/30/2016		09/30/2015
	Long	Short	Long	Short	Long	Short
Interest Rates	1	(948)	6	(918)	62	(668)
Foreign Exchange	279,946	(278,037)	115,328	(113,737)	154,243	(153,669)
Equities	262	(341)	172	(153)	336	(642)
Commodities	-	-	-	-	17	(10)

Derivatives: Foreign Trades - Trading + Banking - Without Central Counterparty	R$ million

	09/30/2016		06/30/2016		09/30/2015
	Long	Short	Long	Short	Long	Short
Interest Rates	205,978	(214,149)	184,788	(190,297)	108,756	(116,380)
Foreign Exchange	668,093	(661,896)	619,089	(614,453)	515,656	(506,890)
Equities	662	(662)	825	(825)	1,469	(1,469)
Commodities	-	-	-	-	-	-

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VaR – Consolidated Itaú Unibanco

Consolidated VaR of Itaú Unibanco is calculated through the Historical Simulation methodology, which fully reflects all its positions based on the historical series of asset prices.

As from the third quarter of 2016, Itaú Unibanco has been calculating VaR for the regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio) according to internal models approved by BACEN. Thus, details of risk factors (shown in the VaR – Consolidated and VaR and Stressed VaR Internal Model tables – Regulatory Portfolio) have been standardized to comply with BACEN Circular 3,646.

The Consolidated Total VaR table provides an analysis of the exposure to market risk of Itaú Unibanco portfolios.

VaR - Itaú Unibanco Holding(1)			R$ million
VaR per Risk Factor Group	09/30/2016 (2)	06/30/2016 (2)	09/30/2015 (3)
Brazilian Interest rates	587.2	488.6	577.2
Currencies	18.1	16.3	32.7
Equities	47.5	63.3	7.1
Commodities	1.0	2.2	1.9
Diversification effect	(357.5)	(339.2)	(302.6)
Total VaR	296.3	231.2	316.3
Maximum Total VaR of the Quarter	321.8	237.5	340.7
Average Total VaR of the Quarter	256.8	205.9	214.1
Minimum Total VaR of the Quarter	199.6	167.9	152.3

(1) Considers one-day holding period and 99% confidence level.

(2) VaR per Risk Factor Group includes foreign units informations.

(3) VaR per Risk Factor Group does not include foreign units informations.

Itaú Unibanco maintained its conservative and diversification management style, having operated within low limits in relation to its capital through the period. The Total Average VaR for the quarter remained below 1% of Itaú Unibanco’s consolidated stockholders’ equity.

The increase of Total VaR compared to the previous quarter is mainly due to bigger exposure in this quarter.

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VaR and Stressed VaR Internal Model – Regulatory Portfolio

Itaú Unibanco uses the historical simulation methodology to calculate both the historical and the stressed VaR of its regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio). The assumption of the historical VaR methodology is that the expected distribution of profits and losses in a portfolio over a time horizon can be estimated from the past behavior of the market risk factors to which the portfolio is exposed. To calculate VaR for non-linear instruments, a full valuation is performed, without potential simplifications in the calculation.

VaR is calculated with a confidence interval of 99%, over a 4-year period (1000 business days) and a holding period that varies according to the portfolio’s market liquidity, taking a minimum horizon of 10 business days. Additionally, using a conservative approach, VaR is calculated daily, with and without weighing for volatility, and the final VaR is the more restrictive of the two results.

The Stressed VaR is derived from the calculation of VaR, with a confidence interval of 99% and a horizon of 10 days, simulating a specific period of stress in the institution’s current portfolio. Itaú Unibanco estimates the stressed VaR over the past one-year period of stress (252 business days). This period is selected on the basis of historical market data since January 2004, in compliance with BACEN Circular 3,646, so as to allow for an estimate of VaR in a past period of significant market stress.

Itaú Unibanco’s Regulatory Portfolio VaR and Stressed VaR, based on the “historical simulation” methodology, is presented below.

VaR - Itaú Unibanco - Regulatory Portfolio (1)	R$ million

	09/30/2016		06/30/2016		09/30/2015
VaR per Risk Factor Group	VaR	Stressed VaR	VaR	Stressed VaR	VaR
Brazilian Interest rates	47.7	238.3	48.5	316.0	46.3
Currencies	10.7	29.4	11.0	24.2	12.0
Equities	12.7	17.4	12.2	14.2	7.0
Commodities	0.8	13.6	2.1	12.2	2.0
Diversification effect	(26.7)	(162.7)	(26.9)	(96.4)	(34.5)
Total VaR	45.2	136.0	46.9	270.2	32.8
Maximum Total VaR of the Quarter	65.3	266.1	58.4	270.2	118.2
Average Total VaR of the Quarter	46.5	158.0	33.8	138.6	62.0
Minimum Total VaR of the Quarter	26.3	102.8	16.2	77.5	23.3

(1) VaR Historical Simulation approach. Amounts reported consider one-day holding period and 99% confidence level. External Units are not cosidered.

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Stress Testing

In addition to using a probabilistic risk measurement such as VaR, Itaú Unibanco also analyzes the risk in extreme scenarios under a wide range of different stress testings, so as to identify significant losses that could occur in extreme market conditions, both based on past crises or on predetermined shocks in the risk factors.

Different methods are used to generate stress scenarios so as to provide the greatest possible coverage of situations that could expose the institution’s portfolio to substantial losses. One factor that has a major bearing on the test results is the correlation between the assets and the respective risk factors, and this effect is simulated in various ways in the different scenarios tested.

The stress testing results are analyzed by risk factors on a separate and consolidated basis, allowing the institution to see clearly where the major risks lie and supporting management decisions.

The results of these stress testings are routinely analyzed and reported to Treasury and to senior management, so the market risk is controlled considering possible extreme market conditions and their effects on the institution’s portfolio.

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques, comparing hypothetical and effective daily results with the estimated daily VaR. The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence level, considering a range of 250 business days. Confidence levels of 97.5% and 95%, and periods of 500 and 750 business days are also considered. The backtesting analysis presented below considers the ranges suggested by the Basel committee on banking supervision. The ranges are divided into:

•	Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the adopted models;
•	Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates an early warning and/or monitoring and may indicate the need of reviewing the model; and
•	Red (10 or more exceptions): demonstrate the need for improvement action.

According to BACEN Circular 3,646, hypothetical testing consists of applying market price variations for a specific day to the portfolio balance at the end of the preceding business day. The effective test is the variation in the portfolio value up to the end of the day, including intraday transactions and excluding amounts not related to market price variations, such as fees, brokerage fees and commissions.

The Backtesting with Confidence level of 99%, and period of 250 business days did not show failures in relation to effective results and hypothetical in the period.

Pricing of Financial Instruments

To price its portfolios, Itaú Unibanco uses, where possible, price quotes seen in financial markets and published by reliable external sources, or, if quotes are not available from specialized sources, estimates from pricing models representing the fair value of its positions. It should be noted that the pricing models are verified for accuracy, by regular reviews of the market references and data used.

The pricing parameters used by Itaú Unibanco include interest rates, exchange rates, the prices of securities, equities, commodities, derivatives contracts, indices, and volatilities.

Prices are calculated by an independent area (pricing), and are also independently validated from price information, volatility curves and surfaces (IPV – Independent price validation), to ensure that the information is consistent and accurate when compared with market sources.

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7	Operational Risk

7.1	Framework and Treatment

For Itaú Unibanco the operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the Institution.

Itaú Unibanco internally classifies its risk events in:

•	Internal fraud;
•	External fraud;
•	Labor demands and deficient security in the workplace;
•	Inadequate practices related to clients, products and services;
•	Damages to own physical assets or assets in use by Itaú Unibanco;
•	Interruption of Itaú Unibanco’s activities;
•	Failures in information technology systems;
•	Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco.

In line with the principles of the CMN Resolution 3,380 and BACEN Circular 3,647, Itaú Unibanco has an operational risk management structure and institutional policy, which are annually approved by the Board of Directors and are applicable to its local and foreign companies and subsidiaries.

Operational risk management is the process composed of operational risk management and control activities, which objective is to support the institution in decision making processes, always searching for the proper identification and assessment of risks, the creation of value for stockholders and the protection of Itaú Unibanco’s assets and image.

Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which, in turn, report to the Board of Directors, and by well-defined roles and responsibilities in order to reinforce the segregation of the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department through of methodologies, training, certification and monitoring of the control environment on an independent basis.

The management structure seeks to identify, prioritize and manage any operational risks, and to monitor and report management activities, for the purpose of ensuring the quality of the control environment in accordance with the internal guidelines and regulation in effect.

The executive areas managers use corporate methodologies that are built and made available by the internal control, compliance and operational risk department. Among the methodologies and tools used are the self-evaluation and the map of the institution’s prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services.

Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees.

Within the governance of the risk management process, the consolidated reports on risk monitoring, controls, action plans and operational losses are regularly presented to the business area executives.

It is worth noting that the dissemination of the risk and control culture to the employees by means of training is an important pillar, aimed at providing a better understanding of the matter and playing a relevant role in its mitigation.

A summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations under Corporate Governance, Regulations and Policies, Public Access Report – Operational Risk.

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7.2	Crisis Management and Business Continuity

The purpose of Itaú Unibanco’s Business Continuity Program is to protect its employees, ensure the continuity of the critical functions of its business lines, safeguard revenue and sustain both a stable financial market in which it operates and the trust of its clients and strategic partners in the provision of services and products.

It is composed of procedures for relocating and/ or recovering operations in response to a variety of interruption levels, and can be divided into two key elements:

•	Crisis Management: centralized communication and response processes to manage business interruption events and any other types of threats to the image and reputation of its identity before its employees, clients, strategic partners and regulators. The structure has a command center that constantly monitors the daily operations, as well as the media channels in which Itaú Unibanco is mentioned. The success of Crisis Management takes place through the Focal Agent Network, who are the representatives appointed by the business areas and that work in the monitoring of potential problems, resolution of crisis, resumption of business, improvement of processes and search for prevention actions;
•	Business Continuity Plans (PCN): document with procedures and information, developed, consolidated and maintained available for use during possible incidents, allowing the resumption of critical activities in acceptable terms and conditions. For the quick and safe resumption of the operations, Itaú Unibanco has established, in its PCN, corporate wide and customized actions for its line of business by means of:
-	Disaster Recovery Plan: focused on the recovery of its primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;
-	Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities to perform their activities in the event the buildings in which they usually work become unavailable. There is approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of the business areas in emergency situations.
-	Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact Itaú Unibanco’s facilities, with a preemptive focus;
-	Processes Contingency Plan: alternatives (Plan B) to carry out the critical processes identified in the business areas.

In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to understand the institution:

-	Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. Through this analysis the businesses’ resumption priorities are defined.
-	Risk Assessment (RA): evaluates the processes and the effectiveness of the controls in place to mitigate the inherent risks of interruption as well as to implement actions to the gaps eventually identified in the business;
-	Threats and Vulnerabilities Analysis (AVA): identification of threats to the locations where Itaú Unibanco buildings are located. The control’s efficiency is evaluated against the potential threats in order to eventually identify vulnerabilities so that controls are adjusted or implemented to enhance the resilience level of the firm’s critical facilities.

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7.3	Independent Validation of Risk Models

The operational risk, internal controls and compliance integrated management is subject to an internal policy approved by the Board of Directors, and is structured on three lines of defense, as described in section “1.1 Organizational Structure.”

According to best market practices, Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent.

The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 3,646 and 3,674. The validation stages include:

•	Verification of mathematical and theoretical development of the models;
•	Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate references;
•	When applicable, comparison with alternative models and international benchmarks;
•	Backtesting of the model;
•	The correct implementation of the models in the systems used.

Additionally, the validation area assesses the stress testing program.

The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the appropriate senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion.

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8	Liquidity Risk

8.1	Framework and Treatment

Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, not affecting its daily operations and not incurring significant losses.

The liquidity control risk is carried out by an independent group of the business units and is responsible for determining the composition of the reserve, proposing assumptions for the performance of cash flows in different timeframes, proposing liquidity risk limits in accordance with the group risk appetite, communicating any mismatches, considering liquidity risk on an individual basis in the countries where Itaú Unibanco operates, simulating the behavior of cash flows in stress conditions, assessing and reporting in advance the risks inherent to new products and operations, as well as reporting on the information required by the regulatory agencies. All activities are subject to assessment by the independent validation, internal controls and audit departments.

The liquidity risk measurement has to comprise all financial trades of the companies of Itaú Unibanco, as well as possible contingent and unexpected exposures, such as those derived from settlement services, provision of sureties and guarantees, credit lines contracted and not used.

The liquidity policies of management and associated limits are established based on prospective scenarios, reviewed periodically and based on definitions from senior management.

The document that details the liquidity risk control institutional policy is on the Investor Relations website www.itau.com.br/investor-relations, in the route: Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

Itaú Unibanco manages and controls liquidity risk on a daily basis, through governance approved at corporate bodies, which provides, among other things, the adoption of minimum liquidity limits, sufficient to absorb possible cash losses under situations of stress, measured by means of both in-house and regulatory calculations.

Additionally, and pursuant to the requirements of CMN Resolutions 4,090 and BACEN Circular 3,749, Itaú Unibanco makes monthly delivery of its Liquidity Risk Statements (DLR) to BACEN and the following items are regularly prepared and submitted to the senior management for monitoring and decision support:

•	Different scenarios for liquidity projections;
•	Contingency plans for crisis situations;
•	Reports and charts to enable monitoring risk positions;
•	Assessment of funding costs and alternatives;
•	Tracking the sort of funding sources through a continuous control of funding sources considering counterparty type, maturity and other aspects.

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8.2	Liquidity Coverage Ratio (LCR)

The Liquidity Coverage Ratio (LCR), which is calculated as required by BACEN, in line with the Basel international guidelines, is defined as follows:

•     HQLA – High Quality Liquid Assets = correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk;

•     Outflowss = total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749;

•     Inflowss = total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

According to the instructions in BACEN Circular 3,724, banks with total assets exceeding R$100 billion have since October 2015 been required to submit a monthly LCR to BACEN, as a consolidated report for the institutions belonging to the Prudential Conglomerate.

This indicator is subject to a progressive minimum regulatory requirement. The timeline of the LCR is presented bellow, with a minimum requirement of 60% as from October 2015, increasing gradually until it reaches 100% in January 2019.

Timetable for limits to be observed	From January 1st
	2015		2016	2017	2018	2019
Liquidity Coverage Ratio (LCR)	60	%(1)	70%	80%	90%	100%

(1) From October 1st 2015

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The following table shows the average of the LCR reference quarter and of the non-weighted and weighted amounts, according to definition of the metrics:

Information on the Liquidity Coverage Ratio (LCR)	R$ thousand

		3rd quarter 2016		2nd quarter 2016
		Total Unweighted Value (average)(1)	Total Weighted Value (average)(2)	Total Unweighted Value (average)(1)	Total Weighted Value (average)(2)
	High Quality Liquid Assets (HQLA)
1	Total High Quality Liquid Assets (HQLA)		184,827,222		177,534,502
	Cash outflows(3)
2	Retail deposits and deposits from small business customers, of which:	263,796,160	23,157,677	264,336,656	23,163,451
3	Stable deposits	116,503,998	3,525,292	115,892,790	3,504,185
4	Less stable deposits	147,292,162	19,632,384	148,443,866	19,659,266
5	Unsecured wholesale funding, of which:	140,865,090	64,002,396	147,412,833	68,957,511
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	1,061,189	97,362	1,858,989	55,770
7	Non-operational deposits (all counterparties)	138,171,682	62,272,816	143,742,217	67,090,114
8	Unsecured debt	1,632,218	1,632,218	1,811,627	1,811,627
9	Secured wholesale funding		214,886		331,178
10	Additional requirements, of which:	181,933,408	20,322,944	186,787,854	22,863,830
11	Outflows related to derivative exposure and other collateral requirements	16,423,829	9,040,341	20,445,309	11,500,060
12	Outflows related to loss of funding on debt products	135,616	135,616	95,516	95,516
13	Credit and liquidity facilities	165,373,962	11,146,987	166,247,029	11,268,254
14	Other contractual funding obligations	48,673,950	48,673,950	52,465,740	52,465,740
15	Other contingent funding obligations	86,729,575	8,962,373	87,238,060	8,047,446
16	Total cash outflows		165,334,226		175,829,156
	Cash inflows(3)
17	Secured lending	233,373,217	146,479	227,892,379	115,032
18	Inflows from fully performing exposures	28,123,165	15,663,094	32,902,905	17,148,731
19	Other cash inflows	71,421,713	63,006,356	73,103,033	65,219,624
20	Total cash inflows	332,918,095	78,815,929	333,898,317	82,483,387
			Adjusted Total(4)		Adjusted Total(4)
21	Total HQLA		184,827,222		177,534,502
22	Total net cash outflows		86,518,297		93,345,769
23	LCR (%)		213.6%		190.2%

(1) Total balance of the cash inflows or outflows item.

(2) After application of weighting factors.

(3) Potential cash outflows (Outflowss) and inflows (Inflowss).

(4) Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749.

The table shows that Itaú Unibanco has an average LCR of 213.6% in the quarter, leading to the conclusion that the institution comfortably has sufficient liquid assets to endure more than 30 days in a period of liquidity idiosyncratic or systemic stress, as set forth by the metric.

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8.3	Primary sources of funding

Itaú Unibanco has different sources of funding, with the main source arising from retail segment.

Primary sources of funding	R$ million

	09/30/2016			06/30/2016			09/30/2015
Funding	0 to 30 days	Total	%	0 to 30 days	Total	%	0 to 30 days	Total	%
Deposits	207,384	311,260	51%	198,764	311,712	52%	194,401	306,903	54%
Demand deposits	62,245	62,245	10%	60,664	60,664	10%	62,208	62,208	11%
Savings deposits	104,864	104,864	17%	104,493	104,493	17%	111,451	111,451	20%
Time deposits	38,915	140,211	23%	30,177	140,188	23%	17,730	114,855	20%
Other	1,360	3,940	1%	3,430	6,367	1%	3,012	18,389	3%
Funds from acceptances and issuance of securities(1)	2,071	90,969	15%	3,958	84,235	14%	3,140	59,484	10%
Funds from own issue (2)	2,286	146,967	24%	2,775	145,516	24%	1,563	137,469	24%
Subordinated debt	410	58,732	10%	96	60,282	10%	421	65,911	12%
Total	212,151	607,928	100%	205,593	601,745	100%	199,525	569,767	100%

(1) Includes mortgage notes, real estate credit bills, agribusiness and financial credit bills recorded in interbank and institutional market debts and liabilities for issue of debentures and foreign borrowings and securities recorded in funds from institutional markets.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

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9	Other Risks

Insurance products, pension plans and premium bonds risks

Products that compose portfolios of insurance companies of Itau Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. Accordingly, Itaú Unibanco understands that the main risks inherent to these products are:

•	Underwriting Risk is the possibility of losses arising from insurance products, pension plans and premium bonds that go against institution’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;
•	Market Risk is the possibility of losses resulting from fluctuations in market values of assets and liabilities that comprise technical actuarial reserves;
•	Credit Risk is the possibility of noncompliance, by a given debtor, with obligations related to the settlement of operations that involve the trading of financial assets of reinsurance;
•	Operational risk is the possibility of the occurrence of losses arising from the failure, deficiency or inadequacy of internal processes, people and systems, or from external events that affect the achievement of the strategic, tactical or operational objectives of the insurance, pension and premium bonds operations;
•	Liquidity risk in insurance operations is the possibility of the institution not be able to honor timely its obligations to policyholders and beneficiaries due to lack of liquidity of the assets comprising the actuarial technical reserves.

In line with good national and international practices and to ensure that risks arising from insurance products, pension plans and premium bonds are properly identified, measured, evaluated, reported and approved in relevant forums, Itau Unibanco has a risk management framework, whose guidelines are established in institutional normative, approved by the Board, applicable to companies and subsidiaries at risk from insurance products, pension plans and premium bonds, in Brazil and abroad.

The process of risk management for insurance, pensions and special savings plans is based on defined responsibilities distributed between the control and business areas, ensuring that they are independent of each other and focusing on the special nature of each risk, as per the guidelines established by Itaú Unibanco.

As part of the risk management process, there is a governance structure where decisions may be taken by corporate bodies, thus ensuring compliance with several regulatory and internal requirements, as well as balanced decisions relative to risks.

The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term.

Each year, liabilities for long-term products, which result in projected future benefits flows, are mapped using actuarial premises. This mapping enables Asset Liability Management models to be created, and these are used to define the best makeup of the asset portfolio to neutralize the risk of this type of product, taking into account their economic and financial viability over the long term. Portfolios of collateral assets are rebalanced periodically according to changes in market prices, the company’s liquidity requirements and the changes in the characteristics of the liabilities.

Social and Environmental Risk

In business management, Itaú Unibanco continuously takes into consideration the potential of the risk of losses due to exposure to social and environmental damages caused by its activities and actions, being its management structured by specific governance and formalized by means of policies. These events arise from the direct operation of Itaú Unibanco which, on its own, has an impact on the environment or human health. Accordingly, the institution sees the social and environmental risk as the risk of losses arising from social and environmental losses caused by Itaú Unibanco in the development of its activities or by its actions. Therefore, for the purpose of mitigating the exposure to these risks, the institution incorporated the social and environmental variable into its own activities and in its business that could, somehow, lead to financial and reputational losses.

Mitigation actions of social and environmental risk are based on the mapping of processes, risks and controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, the stages of prioritization, response to risk, monitoring and reporting the risks identified supplement Itaú Unibanco’s management of social and environmental risk. There is also a Social and Environmental Risk Committee, which is responsible for disseminating the institution’s views on these subjects.

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Additionally, the social and environmental risk is managed by the first line of defense in its daily activities, and this is supplemented by a technical team dedicated to managing this risk, with the support of the legal area, which also has a team specialized in these matters. The business units also have the governance of approval of new products, which assesses the social and environmental risk, thus ensuring compliance with this requirement in all new products and current processes employed by the institution.

Itaú Unibanco consistently seeks to evolve in the management of social and environmental risk, always attentive to the challenges so as to monitor the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into Itaú Unibanco’s internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into Itaú Unibanco business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), among others. Itaú Unibanco efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and recently, in Euronext Vigeo – Emerging 70, and in Brazil, for example in the Corporate Sustainability Index, as well as the numerous prizes which Itaú Unibanco has been awarded.

Regulatory Risk

Regulatory risk is considered at Itaú Unibanco as the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from noncompliance with regulatory requirements. The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the implementation of actions directed at adherence to the regulatory requirements.

Itaú Unibanco has a structured flow for addressing rules, covering the stages of recognition, distribution, monitoring and compliance, and all of these processes are established in internal policies.The flow for handling regulatory risk involve various areas of the institution, and consist of: (i) structure of lines of defense; (ii) monitoring of draft legislation, edicts and public hearings; (iii) monitoring of new rules and definition of action plans; (iv) relationship with regulators and professional organizations; (v) monitoring of action plans; (vi) control of compliance with legal decisions and TAC (conduct adjustment agreements), executed in public civil actions. In addition, the institution’s risks are classified and prioritized according to the Itaú Unibanco internal control methodology.

Model Risk

Itaú Unibanco’s risk management already has proprietary models for risk management that are continuously monitored, and reviewed whenever necessary, aiming at ensuring effectiveness in strategic and business decisions.

Model risk is defined as the risk that arises from the models used by Itaú Unibanco not reflecting, on a consistent basis, the relationships of variables of interest, creating results that systematically differ from those observed. This risk may materialize due to the use in different situations from those modeled or as a result of methodological inadequacies during its development.

The best market practices are used to manage the modeling risks to which the institution is exposed during the entire lifetime of each model, whose steps may be classified into four main ones: development, implementation, validation and use. The best practices that mark the model risk control at the institution include: (i) certification of the quality of the database used; (ii) application of a check-list of essential steps to be taken during the development; (iii) conservatism in judgmental models (iv) use of external benchmarks; (v) approval of results generated in implementation; (vi) independent technical validation; (vii) assessments of use; (viii) assessments of the impact in the use; (ix) monitoring of performance; and (x) monitoring of the distribution of the explanatory variables and final score.

Country Risk

Country risk is defined as the risk of losses arising from noncompliance with the financial obligations in the terms agreed upon by borrowers, issuers, counterparties or guarantors as a result of actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located or of political, economic and social events related to that country.

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Itaú Unibanco operates in many other countries in addition to Brazil. In addition to the foreign units, Itaú Unibanco has a relationship with borrowers, issuers, counterparties and guarantors from many places in the world, regardless of whether Itaú Unibanco has a foreign unit in the place where the borrower, issuer, counterparty or guarantor is located.

In order to properly address the country risk, Itaú Unibanco has a specific and a process structure aimed at ensuring that the risk is managed and controlled. These processes include: (i) country risk governance; (ii) establishment of country ratings; (iii) determination of limits and competences for countries; and (iv) monitoring of limits and treatment of noncompliance.

Business and Strategy Risk

Itaú Unibanco defines the business and strategy risk as the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment.

Since the business and strategic risk can directly affect the creation of value and even the feasibility of the institution, Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio.

In order to treat risk properly, Itaú Unibanco has the governance standards and processes listed below that fully involve the senior management and the risk control and management department in business and strategic decisions so as to ensure that the risk is managed and that the decisions are sustainable. Therefore, there is:

•	Governance that has qualified decision-makers who, at the same time, are properly motivated;

•	Budgeting process with the active participation of the risk control and management department;

•	Process for the assessment of new products before they are sold;

•	Specific structure for the assessment and prospection of mergers and acquisitions;

•	Risk appetite framework, limiting credit concentration, for example, and exposure to material and specific risks.

Reputational Risk

Itaú Unibanco defines reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of the institution among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, resulting in impacts on the value of the brand and financial losses, in addition to adversely affecting Itaú Unibanco’s capability to maintain existing commercial relations, start new businesses and continue to have access to financing sources.

Itaú Unibanco believes that its reputation is extremely important for achieving its long-term goals and this is why the institution tries to align its speech with ethical and transparent practice and work, which is essential to raise the confidence of Itaú Unibanco’s stakeholders. Itaú Unibanco’s reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders.

Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential reputational risks are identified, analyzed and managed still in the initial phases of its operations and the analysis of new products.

The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and combat against the use of Itaú Unibanco in unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption.

Financial institutions play a key role in preventing and combating illegal acts, in particular money laundering, terrorist financing and fraud, for which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, ownership and movement of goods and assets derived from illegal activities.

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Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards stakeholders, through a governance structure based on transparency, strict compliance with rules and regulations and cooperation with police and judicial authorities. It is also continuously aligned with local and international best practices for preventing and combating illegal acts, through investing and continuously training employees.

In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and combat illegal acts based on the following pillars:

•	Client Identification Process;
•	Know Your Client (KYC) Process;
•	Know Your Partner (KYP) Process;
•	Know Your Supplier (KYS) Process;
•	Know Your Employee (KYE) Process;
•	Assessment of New Products and Services;
•	Monitoring of Transactions;
•	Communication of Suspicious Transactions to the Regulatory Bodies; and
•	Training and Awareness Raising.

This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. Governance on preventing and combating unlawful acts is carried out by the Board of Directors and corporate bodies. The document that presents the guidelines established in the program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations website in the section Corporate Governance, Regulations and Policies, corporate policy to prevent and combat unlawful acts.

In addition to the program to prevent, detect and combat unlawful acts, Itaú Unibanco is committed to protecting corporate information and ensuring the privacy of clients in any operations. To this end, Itaú Unibanco is guided by the Information Security Corporate Policy whose purpose is to ensure the application of the principles and guidelines for the protection of information and intellectual property of the organization, clients and general public.

To ensure that the processed information is properly protected, Itaú Unibanco has a monitoring process and a control structure that covers technology, business areas and international units. Additionally, a Security Operation Center (SOC) that works 24/7 contributes for the cyber security of Itaú Unibanco’s electronic channels and IT infrastructure, the monitoring of operations and thus minimization of the risk of a security incident.

Awareness raising campaigns to prevent corruption, money laundering, fraud, leaks of information and other unlawful acts are regularly carried out through the many communication channels existing with Itaú Unibanco´s employees. The actions include lectures, campaigns and in-person training and e-learning courses on the many topics. Besides lectures and campaigns, Itaú Unibanco offers a website with guidelines on security in the digital and physical world, for the general public.

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10	Enterprise Risk Management and Alignment of Incentives

In accordance with the scope and complexity of its operations, Itaú Unibanco established processes for effectively identifying, assessing, monitoring and controlling risks, besides adequately allocating the capital to segments. In addition, Itaú Unibanco established processes, enabling Executives and Board of Directors to hold a global view about the institution´s risk exposures, as well as a prospective view about the adequacy of its capital, besides promoting the alignment of incentives. Some of these processes are described below:

Risk Appetite

Itaú Unibanco’s risk appetite is a set of guidelines and limits defining acceptable levels of risk for the bank, aligned with the institution’s strategy. Divided into four dimensions consisting of a set of metrics of the key risks involved, risk appetite combines complementary forms of risk measurement, in order to give a comprehensive overview of the institution’s exposure.

The capitalization dimension reflects the level of protection of the bank against significant losses, defining capitalization limits that consider the current scenarios expected and the stress scenario. This level establishes the minimum capitalization guidelines of Itaú Unibanco in relation to its risks, according to which management uses the bank’s capital in accordance with acceptable leverage levels and funding costs.

The liquidity dimension reflects the level of protection against a long period of funding stress, which could lead to a lack of liquidity. This level establishes the guidelines regarding the minimum liquidity levels, acceptable levels of mismatch of terms and funding structure.

The business composition dimension, meanwhile, seeks to ensure, by means of concentration limits, proper portfolio composition, aiming at low volatility and sustainability of the business.

Last, the franchise dimension addresses risks that may impact the value of the brand and reputation of Itaú Unibanco with stakeholders.

The Board of Directors holds the highest approval authority for risk appetite guidelines and limits, carrying out its responsibilities with the support of its Risk and Capital Management Committee, which submits reports and recommendations on the issue for the Board’s approval. Acceptable risk levels must obey the risk appetite limits approved by the Board of Directors.

Executive and operational functions are the responsibility of the Executive Board and the risk commissions, whose members include the Chief Risk Officer (CRO) and the CEO of the institution. As well as regularly monitoring and supervising the metrics, the risk commissions are also responsible for implementing the risk appetite framework. The Audit Committee also monitors changes in risk appetite and assists in managing it.

Stress Testing

The stress testing performed by Itaú Unibanco is aimed at evaluating the solvency of the institution in extreme stress situations, as well as identifying areas that are more susceptible to stress impact that may undergo risk mitigation. It is based on stressed projections of macroeconomic and credit variables, with the purpose of analyzing the added effect on income, capital and liquidity of the institution, consistent with the financial industry’s standards. The test is performed on the main bank portfolios, simulating the impact on each business area through the calculation of stressed financial statements, under different scenarios approved by the Board of Directors, considering a horizon of two to three years.

The test results are reported to the senior management and the Board of Directors supporting strategic decisions. They are also included in the ICAAP report.

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Risk-adjusted Compensation

The Compensation guidelines of Itaú Unibanco are aimed at attracting, retaining and compensating on merit its collaborators, encouraging prudent risk exposure levels in short-, medium- and long-term strategies, in line with the interests of its shareholders and regulatory authorities and line with the institution’s culture. The governance structure of compensation and incentive to the prudent risk taking has been consolidating in line with the best international compensation and governance practices. The Compensation Committee, in accordance with the CMN Resolution No. 3,921 and reporting to the Board of Directors is responsible for setting out the guidelines on models of compensation to employees and the policy on compensation of management members of the Itaú Unibanco companies.

Compensation at Itaú Unibanco takes into account the strategy of the institution, the general and specific legislation that should be adopted for each business or region of operation, and the adequate risk management over time. The variable compensation considers the current and potential risks, giving incentive to the achievement of sustainable results and discouraging decisions that involve excess risks. The calculation of the aggregate and individual amounts considers, among others, long-term sustainable financial bases, adjustments to future payments in view of assumed risks, the results of the institution and/or of the area, when applicable, and the ratio between performance and risks incurred.

In accordance with the CMN Resolution 3,921, a portion of the variable compensation of statutory officers is paid in stocks (at least 50%) and a percentage is deferred for three years (at least 40% of variable compensation). The deferred and unpaid portions must be reversed in case the institution has an unsatisfactory performance and the business unit has a negative performance.

Reflecting its concern with sustainable performance, Itaú Unibanco implements specific variable compensation practices for collaborators which roles and responsibilities have material impact on the risk of the institution, although they are not subject to the requirements of CMN Resolution 3,921. For such collaborators, mechanisms are provided for making adjustments to bonus arising from compliance, risk as well as deferral events.

For more information about remuneration in Itaú Unibanco, see Note 16 – “Shareholders’ Equity” in the full Financial Statements, which are shown on the website www.itau.com.br/investor-relations.

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11	Appendix I

	Breakdown of the Referential Equity and Information on its adequacy	09/30/2016
		Value	Temporary Treatment	Balance
		(R$ Thousand)	(R$ Thousand)	Sheet Reference
	Core Capital: instruments and reserves
1	Instruments Eligible for the Core Capital	97,148,000	-	(k)
2	Revenue reserves	21,433,394	-	(l)
3	Other revenue and other reserve	208,947	-	(m)
4	Instruments that are authorized to compose the Core Capital before Resolution No. 4,192 of 2013 comes into effect
5	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from the Core Capital[1]	12,031,448	791,667	(j)
6	Core Capital before prudential adjustments	130,821,789
	Core Capital: prudential adjustments
7	Prudential adjustments related to the pricing of financial instruments	405,211	-
8	Goodwill paid upon the acquisition of investments based on the expectation of future profitability	7,373,582	4,915,721	(e)
9	Intangible assets	5,240,852	2,047,577	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 1998[2]	4,344,669	2,896,446	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books.	(1,123,460)	-
12	Downward difference between the amount recognized as a provision and the expected loss for institutions using the IRB	-	-
13	Gains arising from securitization operations
14	Gains or losses arising from the impact of changes on the credit risk of the institution on the fair value assessment of liability items
15	Actuarial assets related to defined benefit pension funds	98,057	65,371	(d)
16	Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, indirectly or synthetically	1,250,334	-	(n)
17	Investments crossed with instruments eligible for the Core Capital
18	Added value of investments lower than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Core Capital, disregarding specific deductions.	-	-
19	Investments higher than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	-	-
20	Mortgage servicing rights
21	Tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Core Capital, disregarding specific deductions	-	-
22	Amount that exceeds 15% of the Core Capital	-	-
23	of which: arising from investments in the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	-	-
24	of which: arising from mortgage servicing rights
25	of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization²	-	-
26	National regulatory adjustments	(2,131,599)	-
26.a	Deferred permanent assets	37,886	-	(g)
26.b	Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	-
26.c	Funding instruments eligible for the Core Capital issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate	-	-
26.d	Increase of unauthorized capital	-	-
26.e	Excess of the amount adjusted of Core Capital	-	-
26.f	Deposit to cover capital deficiency	-	-
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	2,169,486	-	(i)
26.h	Excess of resources invested on permanent assets	-	-
26.i	PR emphasis	-	-
26.j	Other residual differences concerning the Core Capital calculation methodology for regulatory purposes	-	-
27	Regulatory adjustments applied to the Core Capital due to the Insufficiency of Additional Capital and Tier II Capital to cover deductions	-	-
28	Total regulatory deductions from the Core Capital	15,457,645
29	Core Capital	115,364,144
	1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.
	2 - Considers the deduction of deferred tax liabilities.
	3 - Calculated according to article 9 of Bacen Resolution No. 4,192.
	4 - Calculated according to article 29 of Resolution No. 4,192.

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	Breakdown of the Referential Equity and Information on its adequacy	09/30/2016
		Value	Temporary Treatment	Balance
		(R$ Thousand)	(R$ Thousand)	Sheet Reference
Additional Capital: instruments
30	Instruments eligible for the Additional Capital	-	-
31	of which: classified as core capital in accordance with the accounting rules	-	-
32	of which: classified as liabilities in accordance with the accounting rules	-	-
33	Instruments that are authorized to compose the Additional Capital before Resolution No. 4,192 of 2013 comes into effect	-	-
34	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from the Additional Capital[3]	571,403	380,935
35	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	-
36	Additional capital before regulatory deductions	571,403
Additional Capital: regulatory deductions
37	Shares or other instruments issued by the bank authorized to compose the Additional Capital, acquired directly, indirectly or synthetically	-	-
38	Investments crossed with instruments eligible for the Additional Capital
39	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of the Additional Capital	-
40	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	-
41	National regulatory adjustments	-	-
41.a	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and do not exceeds 10% of the amount of the Additional Capital	-	-
41.b	Non-controlling interest in Additional Capital	-	-
41.c	Other residual differences concerning the Additional Capital calculation methodology for regulatory purposes	-	-
42	Regulatory adjustments applied to the Additional Capital due to the insufficiency of Tier II Capital to cover deductions	-	-
43	Total regulatory deductions from the Additional Capital	-	-
44	Additional Capital	571,403
45	Tier I	115,935,547
Tier II: instruments
46	Instruments eligible for Tier II Capital	-	-
47	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect[4]	23,488,431	15,658,955
48	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from Tier II Capital[3]	133,157	88,772
49	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	133,157	88,772
50	Excess of provisions with respect to the loss expected in IRB	-	-
51	Tier II before regulatory deductions	23,621,589
Tier II: regulatory deductions
52	Shares or other instruments issued by the bank authorized to compose Tier II Capital, acquired directly, indirectly or synthetically	-	-
53	Investments crossed with instruments eligible for Tier II Capital
54	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of Tier II Capital	-
55	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	-
56	National regulatory adjustments	-	-
56.a	Funding instruments issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate, limited to the instruments held by third parties and issued until December 31, 2012	-	-
56.b	Non-controlling interest in Tier II	-	-
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	-
57	Total regulatory deductions from Tier II Capital	-	-
58	Tier II	23,621,589
59	Referential Equity (Tier I + Tier II)	139,557,136
60	Total risk-weighted assets	735,920,835
1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.
2 - Considers the deduction of deferred tax liabilities.
3 - Calculated according to article 9 of Bacen Resolution No. 4,192.
4 - Calculated according to article 29 of Resolution No. 4,192.

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	Breakdown of the Referential Equity and Information on its adequacy	09/30/2016
		Value	Temporary Treatment	Balance
		(R$ Thousand)	(R$ Thousand)	Sheet Reference
	BIS Ratios and Additional Core Capital
61	Common Equity Tier 1	15.7%
62	Tier I Ratio	15.8%
63	BIS Ratio	19.0%
64	Core Capital minimum requirement, including capital additions (% of RWA)	5.125%
65	of which: additional for preserving capital	0.625%
66	of which: countercyclical additional	0.0%
67	of which: additional for institutions that are systemically important at global level (G-SIB)
68	Core Capital available to meet the requirement for Additional Core Capital (% of RWA)	0.625%
	National Minimum
69	Core Capital Ratio, if different from that established in Basel III
70	Tier I Ratio, if different from that established in Basel III	6.0%
71	BIS Ratio, if different from that established in Basel III	9.875%
	Amounts below the limit for deduction (non-weighted by risk)
72	Added value of investments lower than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	20,224
73	Investments higher than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	8,862,289		(f) / (a)
74	Mortgage servicing rights
75	Tax credits arising from temporary differences, not deducted from the Common Equity Tier I	2,098,820		(c)
	Limits to the inclusion of provisions in Tier II
76	Generic provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of a standardized approach
77	Limit for the inclusion of generic provisions in Tier II Capital for exposures subject to the standardized approach
78	Provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of the IRB approach (before the application of the limit)	-
79	Limit for the inclusion of provisions in Tier II Capital for exposures subject to the IRB approach	-
	Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)
80	Current limit for instruments that are authorized to compose the Core Capital before Resolution No. 4,192 of 2013 comes into effect
81	Amount excluded from the Core Capital due to the limit
82	Instruments that are authorized to compose the Additional Capital before Resolution No. 4,192 of 2013 comes into effect	-	-
83	Amount excluded from the Additional Capital due to the limit	-	-
84	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect[4]	23,488,431	-
85	Amount excluded from Tier II Capital due to the limit[4]	15,658,955	-
	1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.
	2 - Considers the deduction of deferred tax liabilities.
	3 - Calculated according to article 9 of Bacen Resolution No. 4,192.
	4 - Calculated according to article 29 of Resolution No. 4,192.

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12	Glossaries

12.1	Glossary of Acronyms

A

•	AVA - Avaliação de Vulnerabilidades e Ameaças (Threats and Vulnerabilities Analysis)

B

•	BACEN - Banco Central do Brasil (Central Bank of Brazil)
•	BIA - Business Impact Analysis
•	BIS - Bank for International Settlements
•	BRL - Brazilian Real

C

•	CCB – Cédula de Crédito Bancário
•	CDB - Certificado de Depósito Bancário (Bank Deposit Certificate)
•	CDI - Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate)
•	CDS - Credit Default Swap
•	CMN - Conselho Monetário Nacional (National Monetary Council)
•	CNSP - Conselho Nacional de Seguros Privados (National Council of Private Insurance)
•	CRA – Certificados de Recebíveis do Agronegócio (Agribusiness Receivables Certificate)
•	CRI - Certificados de Recebíveis Imobiliários (Securitized Real Estate Loans)
•	CVM - Securities and Exchange Commission

D

•	DV01 - Delta Variation Risk

F

•	FIDC - Fundo de Investimento em Direitos Creditórios (Credit Rights Investment Funds)
•	FII – Fundo de Investimento Imobiliário (Real Estate Investiment Fund)
•	FPRs - Fatores de Ponderação de Riscos (weighting factor)

G

•	GDP - Gross Domestic Product
•	G-SIBs - Global Systemically Important Banks

H

•	HQLA – High quality liquid assets

I

•	ICAAP - Internal capital adequacy assessment process
•	IGPM – Índice Geral de Preços do Mercado (Brazilian consumer index)
•	IPCA - Índice de Preço ao Consumidor Amplo (Brazilian consumer index)
•	IPV – Independent Price Validation
•	IT - Information Technology

L

•	LCR – Liquidity Coverage Ratio

M

•	MEP - Equity Method
•	MtM - Mark to Market

P

•	PCN - Planos de Continuidade de Negócios (Business Continuity Plans)

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•	PR - Patrimônio de Referência (Referential Equity)
•	PREVIC - Superintendência Nacional de Previdência Complementar (National Superintendence of Supplementary Pension)

R

•	RA - Risk Assessment
•	RBAN - Referential equity calculated for covering the interest rate risk of trades of the Banking Portfolio
•	RCAP – Regulatory Consistency Assessment Programme
•	RCP - Risco de Crédito Potencial (Potential Credit Risk)
•	RWA - Risk Weighted Asset
•	RWACPAD – Portion relating to exposures to credit risk
•	RWAMINT - Portion relating to exposures to market risk, using internal approach
•	RWAMPAD - Portion relating to exposures to market risk, calculated using standard approach
•	RWAOPAD - Portion relating to the calculation of operational risk capital requirements

S

•	SOC - Security Operation Center
•	SUSEP - Superintendência de Seguros Privados (Superintendence of Private Insurance)

T

•	TAC – Termo de Ajustamento de Conduta (Conduct Adjustment Agreements)
•	TRS - Total Return Swap
•	TR - Taxa Referencial (Referential Rate)
•	TVM - Títulos de valores mobiliários (Securities)

V

•	VaR - Value at Risk

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12.2	Glossary of Regulations

•	BACEN Circular No. 3,354, of June 27th, 2007
•	BACEN Circular No. 3,547, of July 07th, 2011
•	BACEN Circular No. 3,634, of March 04th, 2013
•	BACEN Circular No. 3,639, de of March 04th, 2013
•	BACEN Circular No. 3,640, of March 04th, 2013
•	BACEN Circular No. 3,641, of March 04th, 2013
•	BACEN Circular No. 3,644, of March 04th, 2013
•	BACEN Circular No. 3,645, of March 04th, 2013
•	BACEN Circular No. 3,646, of March 04th, 2013
•	BACEN Circular No. 3,647, of March 04th, 2013
•	BACEN Circular No. 3,674, of October 31st, 2013
•	BACEN Circular No. 3,678, of October 31st, 2013
•	BACEN Circular No. 3,701, of March 13th, 2014
•	BACEN Circular No. 3,748, of February 26th, 2015
•	BACEN Circular No. 3,749, of March 05th, 2015
•	BACEN Circular No. 3,751, of March 19th, 2015
•	BACEN Circular No. 3,768, of October 29th, 2015
•	BACEN Circular No. 3,769, of October 29th, 2015
•	BACEN Circular Letter No. 3,775 of July 14th, 2016
•	BACEN Circular Letter No. 3,774 of July 14th, 2016
•	CNSP Resolution No. 321, of July 15th, 2015
•	CMN Resolution No. 3,380 of June 29th, 2006
•	CMN Resolution No. 3,444, of February 28th, 2007
•	CMN Resolution No. 3,464, of June 26th, 2007
•	CMN Resolution No. 3,533 of January 31st, 2008
•	CMN Resolution No. 3,721 of April 30th, 2009
•	CMN Resolution No. 3,921, of November 25th, 2010
•	CMN Resolution No. 3,988 of June 30th, 2011
•	CMN Resolution No. 4,090, of May 24th, 2012
•	CMN Resolution No. 4,192, of March 1st, 2013
•	CMN Resolution No. 4,193, of March 1st, 2013
•	CMN Resolution No. 4,195, of March 1st, 2013
•	CMN Resolution No. 4,280, of October 31st, 2013

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